12



05009681

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TransHex Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

JUL 19 2005

THOMSON FINANCIAL

FILE NO. 82- 4011 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE: 7/14/05



82-4011

Trans Hex Group

ANNUAL REPORT 2005

ARIS
3-31-05



TRANS HEX



contents

corporate charter

Our corporate charter has three components

VISION

We aspire to enhance our position as a **world-class player** in the **exploration**, **mining** and **marketing** of, **land and marine diamonds** of the **highest quality**.

MISSION

We exist to:

- Profitably expand our core business through strategically positioned alliances around the globe
- Attract investors by maintaining a track record of positive growth and acceptable returns
- Extend our proven diamond-ore reserves to more than 20 years through the aggressive exploration of areas hosting a preponderance of diamonds at the high end of the quality spectrum
- Upgrade productivity through ongoing research and development and the continual implementation of new technologies
- Manage all activities professionally and at the highest possible standard
- Enhance the quality of life in those communities in which we operate
- Play an active role in the personal growth of each employee so as to attract and retain only the best
- Empower those who work for us with the knowledge and resources to act responsibly in accordance with the shared values of all shareholders
- Foster close relationships with regulators and all levels of Government and statutory bodies, for the benefit of all stakeholders

CORE VALUES

We stand by the principles of:

- Honesty, integrity, dignity and reliability in all our dealings
- The sanctity of human rights, equality and non-discrimination
- Respect for the cultural diversity of each community and country in which we operate
- A safe and healthy working environment
- Cultivating an environmental conscience which begins with each individual project and extends to the greater planet



corporate highlights

Introduction of **Maximised Shift System (MSS)** at **Baken** resulted in 25% increase in throughput

Phase one – upgrading of **Tirisano plant** successfully completed

Marine vessels deployed in **Namdeb concession** areas

Baken produced the highest value stone for the year

- **96-carat D-colour stone** sold for US$2,5 million

All land operations including Angola showed **positive EBITDA**

	2005 R'000	2004 R'000	Change %
Turnover	**1 014 798**	1 079 734	(6,0)
Average US$ exchange rate	**6,25**	7,15	(12,6)
Exploration costs	**67 306**	49 719	35,4
Mining income	**230 536**	402 148	(42,7)
Attributable income	**91 512**	191 288	(52,2)
Headline income	**85 406**	192 551	(55,6)
Earnings per share (cents)			
– Basic	**103,1**	220,5	(53,2)
– Diluted	**96,1**	193,4	(50,3)
– Headline	**96,2**	222,0	(56,7)
Total dividend per share (cents)	**40,0**	73,0	(45,2)
Total assets	**1 600 960**	1 507 060	6,2
Net asset value per share (cents)	**1 236**	1 219	1,4

salient financial features

- **Record diamond sales**, up 13% to US$162,2 million
- **Sales revenue** down 6% to R1 015 million
- **Headline earnings per share** down 57% to 96,2 cents
- **Average dollar price per carat** of RSA production up 25%

five-year consolidated financial review


net asset value per share
(cents)
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
705
970
1 124
1 219
1 236
2001
2002
2003
2004
2005


sales revenue
(R'000)
1 200 000
1 100 000
1 000 000
900 000
800 000
700 000
600 000
500 000
400 000
300 000
200 000
100 000
0
506 041
831 288
972 220
1 079 734
1 014 798
2001
2002
2003
2004
2005

	2005	2004	2003	2002	2001
	R'000	R'000	R'000	R'000	R'000
Balance sheet					
Assets					
Property, plant and equipment	**934 186**	765 825	816 414	751 371	676 446
Goodwill	**37 096**	37 096	3 975	–	–
Investments and loans	**250 325**	164 420	109 592	28 710	36 983
Deferred taxation	**14 351**	18 655	22 006	24 946	–
Current assets	**365 002**	521 064	486 268	385 913	117 938
Total assets	**1 600 960**	1 507 060	1 438 255	1 190 940	831 367
Equity and liabilities					
Stated capital	**200 119**	195 126	174 370	166 384	159 147
Reserves	**900 914**	882 547	787 400	648 422	422 701
Non-current liabilities	**259 200**	228 629	261 133	262 290	140 361
Current liabilities	**240 727**	200 758	215 352	113 844	109 158
Total equity and liabilities	**1 600 960**	1 507 060	1 438 255	1 190 940	831 367
Net asset value per share (cents)	**1 236**	1 219	1 124	970	705

headline earnings per share (cents)


Cents
Rand
300
275
250
225
200
175
150
125
100
75
50
25
0
11
10
9
8
7
6
5
4
3
2
1
0
10,10
270,2
9,71
222,0
212,4
7,39
7,15
6,25
152,7
96,2
2001 2002 2003 2004 2005
Average R/$ exchange rate

total dividend per share (cents)


80
70
60
50
40
30
20
10
0
73,0
66,0
52,5
42,0
40,0
2001 2002 2003 2004 2005

	2005	2004	2003	2002	2001
	R'000	R'000	R'000	R'000	R'000
Income statement					
Net operating income	**182 028**	321 160	344 331	263 028	165 096
Interest paid	**(11 916)**	(19 460)	(12 823)	(14 664)	(2 977)
Share of results of associated companies	**(5)**	(5)	17	8	9
Exceptional items	**–**	–	–	550	875
Profit before taxation	**170 107**	301 695	331 525	248 922	163 003
Taxation	**78 595**	110 407	106 480	72 907	39 690
Profit after taxation	**91 512**	191 288	225 045	176 015	123 313
Outside shareholders' interest	**–**	–	–	–	4 458
Attributable income	**91 512**	191 288	225 045	176 015	127 771
Earnings per share (cents)					
– Basic	**103,1**	220,5	264,9	211,6	155,5
– Diluted	**96,1**	193,4	226,7	202,6	151,7
– Headline	**96,2**	222,0	270,2	212,4	152,7
Dividend per share (cents)	**40,0**	73,0	66,0	52,5	42,0
Dividend cover	**2,41**	3,04	4,09	4,05	3,64



Trans Hex at a glance

The Trans Hex Group is a world leader in the **exploration, mining and marketing** of **high-quality alluvial diamonds** from both **land and sea operations**.

- The only JSE-listed diamond mining and marketing company
- Well-established land operations in South Africa with expanding Angolan mining activities

  The South African operations are cash generative and enable Trans Hex to actively explore new opportunities
- Continual focus on exploration activities to increase reserves
- Strong management team with extensive understanding of industry and regulatory environments
- BEE status fully compliant with the Mining Charter
- 22-year history of paying dividends


Land operations
South Africa
The Lower Orange River operations are situated along the banks of the Orange River approximately 60 km upstream from Alexander Bay. They are characterised by the large, high quality diamonds which they produce.


Angola

Lower Orange River

- **Baken**
  Trans Hex's flagship operation. The Baken Central Plant has a 1 350 tonne/hour processing capacity. The PK Plant is also located within the Baken mining area.
- **Bloeddrif**
  The Bloeddrif operation treated 252 000 m³ of gravel during the 2004/2005 financial year resulting in the recovery of 8 872 carats.
- **Reuning**
  The Reuning Suidhek plant currently treats selected dumps and remnants in the Reuning central area.
- **Gariep**
  An empowerment joint venture with representatives of the local community.

Middle Orange River

- **Saxendrift**
  The Dense Medium Separation plant currently treats old recovery plant tailings, in situ remnants and pan tailings dump material.
- **Niewejaarskraal**
  The Niewejaarskraal plant treats gravel from both the Niewejaarskraal and Viegulands Put deposits.
- **Joint ventures**
  Numerous empowerment joint-ventures have been established to treat smaller-scale deposits.

- **Luarica**
  Luarica has been in production since 2003. A plant upgrade will be undertaken during 2005. Trans Hex has 35% interest in the project.
- **Fucauma**
  The operation has been in pilot production for the past year. The plant for full-scale mining is currently being commissioned. Trans Hex has a 32% interest in the project.

Exploration

Both alluvial and kimberlite exploration is undertaken in South Africa, Angola and elsewhere in Africa.

- **South Africa**
  Both kimberlite and alluvial exploration activities are in progress in targeted areas throughout South Africa.
- **Angola**
  - Gango
    Located in the Cuanza Sul Province of Angola. It is an early-stage kimberlite exploration project. Micro diamond analysis and bulk sampling is currently under way.
  - Luana
    Adjacent to the Luarica concession. Early exploration results show similar potential to that of Luarica.
  - Matikara
    Matikara holds exploration rights to three alluvial properties and has been granted kimberlite exploration rights for one property.
- **Other areas**
  Early-stage joint-venture kimberlite exploration projects are under way in Botswana and Liberia. Various prospects in other territories are under investigation.

Marine operations

Trans Hex holds approximately 11 300 km² of concession areas off the South African coast.The operations are conducted via shallow water surf zone and boat contractors and two mining vessels.

- **Shallow water**
  Situated around the De Punt and Port Nolloth processing plants on the South African West Coast.
- **Mining vessels**
  - Mv Ivan Prinsep A 966-tonne vessel with a 40-tonnes/hour on-board diamond processing plant.
  - Mv Namakwa A 1 616-tonne vessel commissioned in November 2001 with a 50-tonnes/hour on-board diamond processing plant.

directors

Tokyo Sexwale (52)
Certificate in Business Studies (Univ of Botswana, Lesotho and Swaziland), PhD Hon Causa (Nott)
Non-executive chairman (appointed 2000)
Other directorships include chairman of Mvelaphanda Holdings (Pty) Limited and numerous other mining, energy and financial services companies
Representation on Trans Hex committees: advisory and remuneration

Bernard van Rooyen (71)
BA LLB (Wits)
Non-executive deputy chairman (appointed 1993)
Other directorships include numerous mining and utility companies
Representation on Trans Hex committees: advisory, audit and remuneration

Emil Bührmann (50)
BComm (OFS), CA(SA)
Non-executive director (appointed 1994)
Other directorships include Remgro Limited and numerous other listed companies
Representation on Trans Hex committees: advisory and audit

Llewellyn Delport (43)
BSc (Chem Eng), MBA (UCT)
Managing Director (appointed 2004)
Representation on Trans Hex committees: advisory and remuneration

Edwin Hertzog (55)
MB, ChB, MMed (Stell), FFA (SA)
Non-executive director (appointed 1990)
Other directorships include Remgro Limited, Medi-Clinic Corporation Limited
Representation on Trans Hex committees: remuneration

Niel Hoogenhout (51)
BComm LLB (Stell), CA(SA)
Independent non-executive director (appointed 1988)

Magda Loubser (45)
BAcc (Hons) (Stell), CA(SA)
Executive director: finance (appointed 2001)
Representation on Trans Hex committees: advisory

Alwyn Martin (67)
BComm (UCT), CA(SA)
Independent non-executive director (appointed 1997)
Other directorships include Barnard Jacobs Mellet Holdings Limited, Credit Guarantee Limited, Medi-Clinic Corporation Limited and Santam Limited
Representation on Trans Hex committees: advisory and audit

Mark Willcox (35)
BA LLB, Post Grad Dip Tax (UCT)
Non-executive director (appointed 2000)
Other directorships include Mvelaphanda Holdings (Pty) Limited and other mining and energy companies

alternate directors

Pine Pienaar (41)
BComm (Hons) (Unisa), CA(SA)
Alternate director to Mark Willcox (appointed 2004)
Other directorships include Mvelaphanda Resources Limited and numerous other mining companies

Clyde Johnson (45)
BA (UCT), BSCE (Mississippi)
Alternate director to Tokyo Sexwale (appointed 2005)
Other directorships include Mvelaphanda Resources Limited and numerous other mining companies

senior management

Mervyn Carstens (41)
Acting group executive: land operations
National Diploma: Human Resources (Vaal), IRDP (Stell)

Bertus Cilliers (36)
Group manager: new business
MSc (Stell)

Dan Gadd-Claxton (56)
General manager: marine
MSc (Rhodes), Nat Sci

Percy Khoza (33)
Operations manager: Tirisano
BSc (Wits)

Manie Kriel (35)
Operations manager: Lower Orange River
BSc Eng (Pretoria)

Tim Lee (39)
Group manager: marketing
MBA (Newcastle)

Keith McCulloch (56)
Group mining engineer
BSc Eng (Wits)

Thabo Nkoane (33)
Acting group manager: human resources
BA Law (Wits), BA Hons – Industrial Psychology (Unisa)

Jeffrey Ovian (45)
Managing director: Trans Hex Angola Ltda
BSc Mining (CSM), MIM (GARVIN)

Stephen Robinson (42)
Group manager: finance
BAcc (Wits), CA(SA)

Gideon Scheepers (35)
Group manager: projects
NHDT (Ext Met), PMD (Gibs)

Phillip Schreuder (59)
Group manager: mining rights and safety, health and environment
MSc (Stell), DComm (RAU)

Stan Turketti (50)
Group manager: security
National Diploma in Police Administration

George Zacharias (47)
Group secretary
BA LLB (Rhodes)



expanding horizons

Fostering mutually **beneficial strategic alliances**, growing our **core business** in South Africa and elsewhere in Africa



The expansion strategy, which focuses on both **alluvial** and **kimberlite exploration** in South Africa, Angola and elsewhere in Africa, provides **competitive advantage** and positions the group to **maximise production and long-term earnings**

letter to stakeholders

The 2005 financial year was dominated by a strong rand, which strengthened by a further 12,6% during this period and had a R75 million negative impact on earnings. The board has however viewed the period of the strong rand as an opportunity for management to actively review all cost structures and to focus on plant utilisation and efficiencies. We believe that management has made satisfactory progress in reducing costs and improving plant and asset utilisation and efficiencies. These continue to be key focus areas for the year ahead.

The National Union of Mineworkers and our management team are to be congratulated on reaching agreement on the implementation of a Maximised Shift System (MSS) for the group's Lower Orange River operations. Following the November 2004 introduction of MSS, Baken Central Plant achieved a 10% reduction in unit costs together with a 25% improvement in plant throughput. It is also pleasing to note that the introduction of MSS resulted in the take home pay for our MSS employees increasing.

The life of mine of the group's 'flagship' Baken operation has been maintained at eight years notwithstanding the implementation of MSS. Baken continues to confirm its reputation as a world-class alluvial deposit producing large high-value stones. A flawless 96-carat D-colour Baken stone was sold during the year for over US$2,5 million.

In 2003 the group made known its strategy to develop operations outside of South Africa focusing on Africa and particularly Angola. As part of this strategy the group acquired a 35% interest in the Luarica property in Angola. The Luarica mine was the first post Angolan war mine to be opened and was operational within six months of signature of the joint-venture agreement with our Angolan partners, Endiama. The mine produced some 95 000 carats in its first year of production and generated positive earnings for the group during 2005. Thereafter the group acquired an interest in three additional Angolan exploration properties, namely Fucauma, Luana and the Gango kimberlite concession. Commissioning of the Fucauma plant is in progress.

During the year under review the group acquired a 39% interest in three other Angolan alluvial exploration properties as well as a further kimberlite exploration right for one of these properties.

The group has to date expended over R400 million in pursuing its expansion strategy. Several of the properties acquired are in an early exploration phase with the potential return on investment only to be realised in the years to come. The expansion strategy, which focuses on both alluvial and kimberlite exploration in South Africa, Angola and elsewhere in Africa, provides a competitive advantage and positions the group to maximise production and long-term earnings.

The continued increase in prices achieved for rough diamonds sold through the South African marketing system has been encouraging. Prices achieved are expected to remain firm during the 2005/2006 financial year. The board has taken note of the Government's stated intention to increase local beneficiation of South African rough diamonds and the group is in discussion with Government regarding a beneficiation strategy which will satisfy the requirements of key stakeholders.

The group's progress in fulfilling its goal of achieving the objectives of the broad-based Socio-economic Empowerment Charter for the South African Mining Industry has been very satisfactory. Trans Hex is one of the few mining companies to have achieved the Charter's requirements and in many instances to have exceeded these requirements. The board is fully committed to strengthening the group's empowerment status.

The appointment of Llewellyn Delport as group managing director on 1 July 2004 has bolstered the group's solid management team.

Llewellyn has over 20 years of mining expertise and leadership experience, which will serve the group well in pursuing its growth path.

Mr Altie Krige, executive director land operations, resigned from the board in May 2005 due to medical reasons. The board thanks Altie for his loyal and dedicated service during his 23 years of employment with the group.

On behalf of the board, I extend my sincere appreciation to each and every employee for their considerable efforts during what has been a difficult year. We remain focused on our vision to be a world-class player in diamond exploration, mining and marketing. We are committed to building on the strong foundation provided by our solid cash generative South African operations and the opportunities flowing from extensive exploration, in order to grow and develop the group for the benefit of all stakeholders.

T Sexwale
Chairman


777D

The group's progress in fulfilling its goal of achieving **the objectives** of the **broad-based Socio-economic Empowerment Charter** has been very satisfactory





A **Maximised Shift System** implemented at **Baken** has improved **throughput by 25%**

review of operations

FINANCIAL SUMMARY

Diamond sales were 3% lower in rand terms at R1 015 million (2004: R1 042 million) and 13% higher in dollar terms at US$162,2 million (2004: US$144,1 million). Attributable income was down 52% to R92 million (2004: R191 million), resulting in a 57% decrease in headline earnings per share to 96,2 cents (2004: 222,0 cents). Although diamond prices remained strong throughout the period, the strengthening of the rand had a significant negative impact on earnings. In constant exchange rate terms headline earnings per share would have been 184,5 cents. Increased exploration activities, especially in Angola, contributed to the increased exploration cost of R67,3 million (2004: R49,7 million). Cash flow available from operating activities was R308 million (2004: R426 million). A final dividend of 20 cents was declared on 30 May 2005, resulting in a total dividend of 40 cents per share.

OPERATIONS

Land

South Africa

Carat production totalled 137 100 carats, marginally lower than the 140 300 carats produced during the previous year, due primarily to reduced production at both Saxendrift and Reuning.

LOWER ORANGE RIVER

Baken

Baken's carat production was 87 400 carats (2004: 88 100 carats) with an average stone size of 1,21 carats per stone (2004: 1,29 carats per stone). The average grade realised exceeded expectations. The successful recommissioning of the Old Final Recovery plant eliminated the concentrate treatment constraint in the Lower Orange River operations. The Lower Orange River region produced 22 stones exceeding 30 carats including a 96-carat D-colour flawless Baken stone which sold for US$2,5 million, the group's highest total value stone for the year.

A Maximised Shift System (MSS) was implemented in November 2004, which has improved throughput at Baken by 25%. Unit costs since implementation have decreased by 10%. The Baken life of mine utilising the MSS is anticipated to be at least eight years.

The board has approved a R30-million plant upgrade for the PK facility which will improve Lower Orange River production by 2 100 carats per year. We envisage that this will replace production from the discontinued Saxendrift and Reuning facilities.

Proved and probable reserves from the palaeochannel and surrounding terraces are recorded on page 20.

Bloeddrif

The Bloeddrif operation's carat production was 15% higher than anticipated at 8 900 carats (2004: 14 500 carats). The development of the project's second scour feature is under way and results to date are encouraging.

The proved and probable reserves are indicated on page 20. Mine development of the Xarries terrace and palaeochannel resulted in the net addition of 19 000 carats to the reserve, thereby extending the life of mine to four years.

Reuning

The Reuning operations achieved 9 000 carats (2004: 13 700 carats). The processing of the Nxodap terrace through the Suidhek plant was discontinued. However, selected deposits in the Reuning Central area are being treated through this plant, and testing of the Reuning Central pan tailings has realised higher grades and volumes than anticipated. The Jakkalsberg plant was mothballed at the end of October 2004 due to the depletion of stockpiled material, uneconomic grades and the sustained strong rand.

MIDDLE ORANGE RIVER

Saxendrift

The Saxendrift operations achieved 22 300 carats (2004: 22 200 carats). Saxendrift, together with empowerment joint-venture operations, produced 4 600 of the 22 300 carats. In accordance with the operational plan, and due to diminishing grades and depleted ore reserves, the Terrace A and Brakfontein plants were mothballed as at 31 March 2005. The dense medium separation plant has commenced treating recovery plant tailings, in situ remnants and pan tailings dump material. Further opportunities for empowerment joint ventures are being investigated to mine some of the indicated reserves on a split revenue basis.

Saxendrift produced 14 stones exceeding 50 carats, the largest being a 175-carat stone.

Production volumes have doubled at Niewejaarskraal but the life of mine has been maintained at four years. The average stone size increased to 2,8 carats versus a forecasted 2,5 carats.

ANGOLA

Luarica

Production at Luarica, in which Trans Hex has a 35% interest, was stable at 96 000 carats (2004: 95 000 carats). Some 98 000 carats were sold during the year under review at an average price in excess of US$300 per carat, providing an important dollar revenue base for the group. The average cost per carat was maintained at US$242.

The Luarica Association aims to improve monthly carat production to 14 000 by March 2006 by spending US$6 million on a plant upgrade to be funded from the Association's internal reserves. Equipment orders have been placed and the production ramp-up is planned to commence in December 2005. This upgrade, together with other initiatives, is anticipated to improve the project's overall cost structure.

Fucauma

Trans Hex holds a 32% interest in the Fucauma project. Pilot production at the Fucauma plant during the year under review produced 17 700 carats, which were sold at prices in excess of US$200 per carat. The plant is in the process of being commissioned. At full capacity it is anticipated that this plant will produce 10 000 carats per month.



The **Luarica Association** aims to improve monthly **carat production to 14 000** by March 2006



exploring new opportunities

Growing reserves through an aggressive exploration **strategy**



The group entered into **a joint venture agreement** with Namibian empowerment group Epia Minerals (Pty) Ltd, whereby the **mining vessels are being deployed** in the De Beers Marine Namibia concession areas

MARINE

Total production from marine operations was 69 900 carats (2004: 37 900 carats). The marine mining vessels were dedicated to contract mining throughout the 2005 financial year, whereas in 2004 a major portion of revenue was generated from charter fees. Despite generally adverse sea conditions, the shallow-water contractor operations delivered 18% higher carat production with the recovery of 30 400 carats. The Southern Sector which produced 25 200 carats (2004: 20 686) was the leading contributor. On average, 23 independent contractors were operational in the Southern Sector at any one time. The surf zone mining operations in the Geelwal beaches were once again the most productive, recovering 65% of the sector's total production.

An agreement was concluded with the Namakwa Diamond Company, whereby they will undertake exploration and mining of Trans Hex's Langstrand beach concession area that is located some 50 kilometres north of De Punt. Initial sampling and some trial bulk mining have to date recovered 159 carats. The Northern Sector contractor component increased from nine to 11 operators during the year and production improved by 6% to 5 200 carats.

The deep-water mining vessels, *Mv Namakwa* and *Mv Ivan Prinsep*, were used for contract mining in the Island Diamond Concession areas of Samicor in Namibia for periods of eleven and nine months respectively. Mining production from these contract mining operations yielded a total of 43 500 carats, of which the proceeds from the sale of 34 200 carats accrued to the group.

The *Mv Ivan Prinsep* undertook sampling in the group's South African concession areas of 2b, 12a and 13b during a six-week period. Despite locating diamond mineralisation in the majority of tested features, no sustainable long-term ore deposits were identified. However, two small-localised and good-quality diamond deposits located during this phase on the South African concession area 13b were exploited and yielded 500 carats.

The Samicor contract was terminated due to lower-than-anticipated returns to the group. The group entered into a joint-venture agreement with Namibian empowerment group, EPIA Minerals (Pty) Ltd, whereby the mining vessels are being deployed in De Beers Marine Namibia concession areas. Early indications from the new concession areas are encouraging.

EXPLORATION

South Africa

Kimberlite exploration

The group, together with joint-venture partners, has commenced kimberlite exploration in South Africa utilising new technology.

Tirisano

The phase one upgrading of the Tirisano plant, located in the Ventersdorp area, was successfully completed in December 2004. A steady increase in throughput and utilisation is being achieved to a level of 81%, but grades in general were considerably lower than anticipated. The group fulfilled the contractual earn-in criteria during June 2005, which resulted in the Trans Hex/Mvelaphanda Resources joint-venture company, Mvelaphanda Exploration, acquiring a 50% share in the Tirisano operation.

Middle Orange River

Exploration sampling of Terrace B at Niewejaarskraal yielded marginally unpayable grades, but revealed excellent stone sizes from both the basal and the Rooikoppie gravels.



South African diamond sales for the year amounted to **US$144,7 million**, an **increase of 7,7%** over the previous financial year

Angola

Gango

Geological and analytical work undertaken to date on a large kimberlite in the Gango concession indicates that the kimberlite is diamondiferous but with low to moderate diamond-bearing potential. Bulk sampling of the kimberlite is expected to commence in the third quarter of 2005. Further grid sampling of the concession has revealed new anomalies, which will be investigated.

Luana

Dredge sampling of the Luana concession has been completed and evaluation bulk sampling is due to commence in the third quarter of 2005. Exploration results indicate similar potential to that of Luarica.

Other concessions

Botswana

Drilling of the A15 kimberlite body on the joint-venture Ngami project returned a high percentage of indicators, including G10 garnets and chrome diopside. Petrographic work identified hypabyssal kimberlite, suggesting a deeper level of erosion to any of the other kimberlites in the region. The results indicate that A15 may be an older kimberlite with potentially different diamond-bearing potential. This is currently being assessed through micro-diamond analysis of selected samples.

Liberia

A due diligence visit to the KPO kimberlite project in Liberia was undertaken in November 2004, following which a decision was taken to implement a joint-venture agreement with Mano River Resources. In 2001, Mano discovered five new kimberlite pipes of a new kimberlite province in the KPO Licence east of the village of Weasua, about 100 km north of the capital Monrovia. Mano approached Trans Hex in 2002 to invest in the development of the concession through a phased exploration approach that entails spending US$454 000 in phase one and US$1 655 000 in phase two to earn a 50% stake in the project. The group has the option to earn a further 19% in the project by funding it into production.

THE ROUGH DIAMOND MARKET

Previously reported optimism for the rough diamond market was well founded during the period, as demand remained strong and rough prices increased. This strength continues to be underpinned by the shortage of rough diamonds in the market and positive growth in polished diamond retail sales. The group accordingly remains well positioned to maximise revenue from sales of South African production through our tender sales format. Price increases of some 25% were experienced during the course of the financial year, the majority of which came in the first half. Having eased in the third quarter, prices recovered at year-end and, in some assortments, slightly exceeded prices seen during the peak of the second quarter.

South African diamond sales for the year amounted to US$144,7 million, an increase of 7,5% over the previous financial year. Including additional sales revenue from our Namibian and Angolan operations, total diamond sales revenue rose 12,6% over the period to US$162,2 million. All Angolan diamond sales emanated from the Luarica and Fucauma mines, selling in excess of 98 000 and 20 000 carats respectively during the financial year. All Angolan diamond sales are still made through the Sodiam government channel that governs the marketing of all diamonds in Angola. Attributable Namibian sales revenue for our project with Samicor amounted to US$5,5 million. All production from the new Namibian Epia Minerals venture is sold to Namdeb.

The group sold two stones in excess of 100 carats in weight during the course of the year, one of which exceeded US$1 million in value.

The group's procedures, sales and exports continue to meet the required criteria of the Kimberley Process, thereby ensuring continued confidence in the Trans Hex production and name. An external audit report of the group's compliance with the Kimberley Process internal controls is included on page 33.

An additional government channel for rough diamond sales was established in Angola. This has introduced further competition and is encouraging for diamond producers.

HUMAN CAPITAL

The overall employee complement decreased from 1 173 to 1 156 (excluding the Angolan operations).

Training and development

In strategically aligning the group's education, training and development activities to the objectives of the national Human Resource Development legislation, the group successfully implemented the first phase of an integrated human resource system, namely the development of integrated job profiles and line management training. An outcome-focused performance management system is currently being implemented, which centres on the outcomes as well as the competence required to achieve goals. This system not only supports the education, training, development and growth of individual employees, but also contributes directly to the group's success.

Excellent progress was made with our Adult Basic Education and Training (ABET) programme at Baken, Reuning, Saxendrift and De Punt, with 91 subject registrations in English (Levels 2, 3 and 4) and Mathematics (Levels 1, 2 and 3) for the November 2005 Independent Examination Board exams. A 76% pass rate was achieved.

1 493 training opportunities were created for individual employees, focusing on a wide range of subject matters including technical, risk assessment, occupational-based health and safety and behavioural skills.

Employment equity

The group has largely met its employment equity targets. The table below indicates our progress in this regard. The current focus is on employing women in management positions and also employing differentially abled employees.

Occupational level	As at March 2004 Non-designated : Designated	As at March 2005 Non-designated : Designated	Percentage targets As at March 2005 Non-designated : Designated
Top management F-Band	50% : 50%	33,4% : 66,6%	70% : 30%
Senior management E-Band	50% : 50%	75% : 25%	60% : 40%
Professionally qualified D-Band	53% : 47%	47% : 53%	55% : 45%
Skilled and technically qualified C-Band	26% : 74%	23% : 77%	30% : 70%

HIV/Aids and employee wellness

HIV/Aids awareness activities are undertaken on a continual basis using different methodologies. All employees are also provided with the services of an employee assistance programme.

Continuous engagement with the relevant stakeholders will be maintained to ensure that all employee wellness programmes are effectively utilised.

Employee relations

The group and the NUM have agreed on a Strategic Planning and Transformation Committee. This committee will provide strategic direction and leadership pertaining to transformation issues within the group.



enable and empower

Encouraging and **assisting** personal **growth of our people**

SAFETY HEALTH AND ENVIRONMENT

A comprehensive health and safety intervention programme has seen the group's disabling injury frequency rate declining from 2,20 to 1,64 at financial year-end with a year-to-date rate of 0,86.

The marine operations ISM system has been integrated with a NOSA health and safety system to create an overall group safety system. Early indications show that this combined system will significantly enhance safety standards across the group.

Comprehensive environmental management systems are functional throughout the group. Biannual external environmental audits are conducted by the group and the next external environmental audit is scheduled for financial year 2006.

A detailed safety, health and environmental report is included in the Sustainability and Mining Charter report.

LEGISLATION

The proposed amendments to the South African Diamond Act are envisaged to pose challenges as well as provide opportunities for the group's diamond marketing system. Trans Hex is actively pursuing a beneficiation strategy that seeks to satisfy the requirements of all our key stakeholders.

OUTLOOK

All land operations, including Angola, reflected positive earnings before income tax, dividends and amortisation (EBITDA), a trend which is expected to continue during the 2005/2006 financial year.

The demand for rough diamonds is expected to remain strong, and prices achieved through the group's South African marketing system are likely to remain firm or may improve slightly.

The group has a strong management team with an extensive understanding of the industry and regulatory environments. The team will, with the valued support of our stakeholders, continue to grow the group through a strong exploration focus and by focusing on increased efficiencies throughout its South African operations and Angolan investments, thereby maintaining its competitive advantage as a world-class low-cost producer.



L Delport
Managing director



Disabling injury frequency rate **declined from 2,20 to 1,64** during the year



annexures to review of operations

DIAMOND RESERVES

	Proved				Probable			
Project name	Overburden (m³ x 1 000)	Ore (m³ x 1 000)	Grade (ct/100 m³)	Carats (ct)	Overburden (m³ x 1 000)	Ore (m³ x 1 000)	Grade (ct/100 m³)	Carats (ct)
Baken	48 174	10 730	2,43	260 981	29 468	20 316	1,67	340 199
Bloeddrif					3 256	2 356	1,67	39 416
Reuning	148	529	3,82	20 184	201	511	2,22	11 349
Saxendrift					390	342	2,32	7 948
Niewejaarskraal*					945	1 261	1,43	18 060
Luarica*					16 927	1 798	12,64	227 194
Fucauma*					6 010	1 145	23,00	262 599
Total	48 322	11 259	2,50	281 165	57 197	27 729	3,27	906 765

DIAMOND RESOURCES

	Indicated		Inferred	
Project name	Gravel (m³ x 1000)	Carats (ct)	Gravel (m³ x 1000)	Carats (ct)
Baken			7 499	90 335
Bloeddrif			699	10 457
Reuning			175	9 966
Saxendrift			0	0
Niewejaarskraal *			0	0
Luarica *			0	0
Fucauma *			2 631	357 517
Total	0	0	11 004	468 275

* *Niewejaarskraal includes Viegulands Put*
* *Total project Reserves and Resources are shown (THG share = Luarica 35% and Fucauma 32%)*

GENERAL NOTES

The group's diamond resources and diamond reserves, tabled on the opposite page, are stated in terms of the South African Code for the Reporting of Mineral Resources and Mineral Reserves (The SAMREC Code). As required by the SAMREC code, Mr LM Cilliers has been appointed competent person responsible for the reporting of the group's resources and reserves. He is currently the manager of the new business division of Trans Hex, is a qualified geologist (MSc), affiliated with SACNASP and has more than 10 years experience in diamond exploration and diamond resource/reserve estimation. Trans Hex calculates its resources and reserves on a biannual basis and compiles a detailed internal report dealing with the assessment and reporting criteria used in these estimations.

Mining activities at Baken depleted 3 216 000 m³ of gravels and 87 063 carats from the reserve over the past year. New information from advancing mine faces in the Koeskop Inlet area resulted in the reclassification of some inferred diamond resources to indicated diamond resources and most of these qualified as probable reserves. Taking into account mine extraction and new additions, a net loss of 50 000 carats from the Baken diamond reserve resulted over the past year. The focus for the coming period will be the delineation and sampling of all remaining stockpiles and dumps to be added to the inferred and indicated diamond resources.

A total of 252 000 m³ of gravel were treated at Bloeddrif during the year and resulted in the recovery of 8 872 carats. Mine development of Meso gravels on the Xarries terrace as well as Proto gravels in the B2 and B1 palaeochannels resulted in the net addition of 19 000 carats to reserve. Mining at Reuning depleted 359 000 m³ and 9 021 carats mainly from the Nxodap deposit utilising the Suidhek plant. Testing of the Reuning Central pan tailings realised higher grades and volumes than expected and was the main contributor to the 7 000 carat increase in reserves at this project.

In the Middle Orange region, mining activities at Saxendrift depleted 795 000 m³ of gravels and 14 030 carats from the reserve over the past year. A small volume of reserve remnants remains both in basal gravels and stockpiles. A substantial volume of marginally unpayable middling stockpiles and dumps remains and is being exploited through small BEE contractor operations. A total of 267 000 m³ of Rooikoppie gravel yielded 3 703 carats at Niewejaarskraal and Viegulands Put.

In Angola, mining activities at Luarica depleted 822 000 m³ of gravels and 95 988 carats over the past year. Calonda-type gravels form 60% of the delineated reserve and stripping capacity on the mine has been increased to allow for the regular exploitation of these reserves.

Small-scale pilot production at Fucauma continued during the year, with very little impact on reserves. A review of old and new exploration data from the Furi area, particularly the larger average stone sizes proven during recent exploration sampling, resulted in the addition of 93 000 carats to reserve.

Trans Hex's diamond extraction plants at the Lower and Middle Orange River mines are fitted with 2 mm undersize sieve panels. The Luarica and Fucauma plants are fitted with 1,6 mm undersize sieve panels.



The group is committed to the **highest standards of integrity, behaviour** and **ethics** in dealing with **all stakeholders**

corporate governance

Trans Hex Group Limited and its directors have accepted and are fully committed to the following seven commonly accepted characteristics of good corporate governance in accordance with the King II Report: discipline, transparency, independence, accountability, responsibility, fairness and social responsibility. The directors believe that the company has in all material respects complied with the Code of Corporate Practices and Conduct as set out in the King II Committee Report and comment as follows:

BOARD OF DIRECTORS

The group has a unitary board structure. The board meets on a quarterly basis, retains full and effective control over the group and monitors the executive management. The board itself takes key decisions to ensure it retains proper direction and control of the group, strategic issues, the business plan, acquisitions, disposals and other major contracts and commitments, group policies and stakeholders' reporting.

The roles of the chairman and managing director do not vest in the same person and the chairman is a non-executive director. The chairman and managing director provide leadership and guidance to the group and encourage proper deliberation of all matters requiring its attention, with optimum input from the other directors.

There is a clear division of responsibility at board level to ensure a balance of power and authority such that no one individual has unfettered power of decision making.

The board has five non-executive and two independent non-executive directors who are appointed for specific terms. Reappointment is not automatic. Such appointments are formal and transparent and a matter for the board as a whole. There are two executive directors on the board.

During the year under review, the board has met four times. The board schedules to meet at least once every quarter. All the members attended all the meetings with the exception of:

Tokyo Sexwale	8 November 2004
	11 March 2005
Emil Bührmann	11 March 2005
Mark Willcox	11 March 2005

A number of standing committees of the board have been established. These committees operate with written terms of reference and comprise, in the main, non-executive directors. The chairman of each committee is a non-executive director.

BOARD CHARTER

A copy of the group's Board Charter is available for review on the group's website www.transhex.co.za.

REMUNERATION COMMITTEE

The present members of the remuneration committee are:
Edwin de la H Hertzog (chairman)
Tokyo Sexwale
Bernard van Rooyen

The managing director attends meetings of the remuneration committee, but he does not participate in any discussion or decisions regarding his own remuneration.

The remuneration committee reviews and approves the remuneration and terms of employment of executive directors and senior employees of the group. The remuneration committee has satisfied its responsibilities during the year, in compliance with its terms of reference.

The remuneration committee met on four occasions during the year. A quorum was present at each of these meetings.

Non-executive directors do not have service contracts. The remuneration paid to executive and non-executive directors of the group is disclosed in total in Note 6 to the annual financial statements.

AUDIT AND RISK COMMITTEE

The members of the audit and risk committee are:
Alwyn Martin (chairman)
Emil Bührmann
Bernard van Rooyen

Both the internal and external auditors have unrestricted access to the audit and risk committee, which ensures their independence is in no way impaired. Meetings are held regularly and are attended by representatives of external and internal auditors. The managing director and the financial director attend as representatives of the group's management.

The audit and risk committee deals with the issues relating to risk management, internal and external audit including accounting policies and financial reporting, health, safety and environmental management, the safeguarding of assets and internal control within the mandate given by the board. The audit and risk committee has satisfied its responsibilities during the year in compliance with its terms of reference.

The audit and risk committee met on four occasions during the year and all the members attended the meetings, except for Bernard van Rooyen, who did not attend the meeting of 26 July 2004, and Emil Bührmann, who did not attend the meetings of 26 July 2004 and 4 March 2005.

PROFESSIONAL ADVICE

All directors have access to the advice and services of the company secretary who is responsible to the board for ensuring procedures are followed. All directors are entitled to seek independent professional advice about the affairs of the group and have unrestricted access to company records.

MANAGEMENT REPORTING

The group has comprehensive management reporting disciplines in place, which include the preparation of annual budgets by all operating units. The boards of directors of the operating companies and the holding company approve individual operational budgets. Monthly results and the financial status of operating units are reported against approved budgets and compared to the prior year. Profit projections and forecast cash flows are updated monthly while working capital and borrowing levels are monitored on an ongoing basis.

EMPLOYER/EMPLOYEE RELATIONS

The group uses a variety of participative structures to deal with issues affecting employees directly and materially. These include collective bargaining mechanisms, structures to drive productivity improvements, safety committees and other participative forums. These structures, set up with trade unions and other employee representatives, are designed to achieve good employer/ employee relations through effective sharing of relevant information, consultation and the early identification and resolution of conflict.

EQUAL OPPORTUNITIES

The group believes in creating a stimulating work environment whereby employees enjoy equal rights. Actions taken to bring about changes necessary to reflect the composition of the South African population include identifying and removing all discriminatory provisions. All new appointments are made in full compliance with the company's enhanced employment equity targets.



Participative structures are in place to deal with issues affecting employees directly and materially



sustainability for growth

Our focus on key elements of sustainability will ensure **growth and value** for **all stakeholders**

SHARE TRANSACTIONS BY DIRECTORS AND SENIOR PERSONNEL

According to group policy, it is expected that directors and senior personnel adhere to the code of conduct with regard to dealing in shares of the group during periods of price sensitivity.

RISK MANAGEMENT AND INTERNAL CONTROL

The board, through the audit and risk committee, is responsible for the total process of risk management as well as for forming its own opinion on the effectiveness of the process. Management is accountable to the board for designing, implementing and monitoring the process of risk management and integrating it into the day-to-day activities of the company. The risk management policy and mandate has been approved by the board.

The group has established a group risk management committee (GRMC) with each major operation having established operational subcommittees. The GRMC reports to the audit and risk committee on all risk management issues. A group risk manager has been appointed to assist management with the ongoing process of identifying, evaluating and managing significant risks.

The group risk register is regularly reviewed and updated by the GRMC. Corrective actions and preventive measures are taken and thereafter closely monitored. Any significant risk that is new to the group is reported via the GRMC to the audit and risk committee.

A confidential reporting mechanism is in place where employees are assured of anonymity when reporting matters relating to diamond theft, fraud and other crime within the company.

The group maintains adequate accounting records and effective systems of internal control and risk management over financial reporting and the safeguarding of assets against unauthorised acquisition, use or disposition. These systems are designed to provide reasonable assurance to the company's management and board of directors regarding the preparation of reliable published financial statements. They include a documented and tested organisational structure and division of responsibility and established policies and procedures, including a code of conduct to foster a strong ethical climate, all of which are communicated to all personnel.

Internal auditors monitor the operation of the internal control systems, report findings and make recommendations to management and the board of directors. Corrective actions are taken to address control deficiencies and opportunities for improving the system are constantly sought. The board, operating through its audit and risk committee, supervises the financial reporting process.

The group assessed its internal control system as at 31 March 2005 in relation to the criteria for effective internal control over financial reporting. Based on its assessment, the group is satisfied that its systems met those criteria.

CODE OF CONDUCT

The group is committed to the highest standards of integrity, behaviour and ethics in dealing with all stakeholders. The directors have implemented controls to monitor that the values, behaviour and ethics, as outlined in the company's corporate charter, are being adhered to.



The board, through **the audit and risk committee**, is responsible for the total process **of risk management**

Trans Hex views sustainability as the ongoing ability to **protect and grow** shareholder **value**

sustainability and mining
charter report

Trans Hex views sustainability as the ongoing ability to protect and grow shareholder value through positively managing the group's impact on and relationship with diverse stakeholder constituencies. In support of our commitment to sustainable development, the group makes available funding as well as our expertise and business skills to protect and develop the overall economic, social and natural environment in which we conduct business, by inter alia:

- Aiming to integrate economic, social and environmental concerns and opportunities within decision-making forums at all levels and applying these factors in delivering business goals in line with the group's overall strategy;
- Being an efficient, ethical and value-creating business;
- Creating meaningful employment in safe and healthy environments;
- Reducing our environmental impact and contributing to biodiversity management;
- Innovation, technology and process improvement;
- Creating social partnerships to address societal problems such as HIV/Aids and lack of rural development; and
- Striving to ensure that our values and practices reflect international norms and meet community and social expectations.

SAFETY, HEALTH AND ENVIRONMENT

Environmental management

Environmental policy and commitment

Environmental management at all the group's operations is largely governed by its environmental policy, which sets out the company's broad commitment to sound environmental management. In addition, compliance with legal requirements, especially the provisions of the Mineral and Petroleum Resources Development Act of 2002, forms the cornerstone of environmental management and the company's corporate charter pledges this commitment. In order to put into effect the policy commitments, various site-specific implementation tools have been developed.

General environmental management

The group has existing environmental management programmes (EMPs) for its operations that were approved in terms of the Minerals Act (No. 50 of 1991). EMPs are revised continuously to ensure that they are still in line with current mining operations. The revisions are done in consultation with regulatory authorities and other stakeholders and take into account the provisions of the new Minerals and Petroleum Resources Development Act of 2002. An environmental implementation system has been developed and provides for regular monitoring of the activities that have potential environmental impacts. An electronic management system to ensure that there is integration of environmental, health and safety and risk systems is being developed. This system allows for effective management and sharing of environment-related information across disciplines in order to avoid duplication.

External environmental performance auditing

The environmental management programmes (EMPs) form a standard against which the company audits its environmental performance. Internal audits are undertaken on a regular basis to gauge the company's performance with respect to the commitments made in its approved EMPs. In addition, the company recently implemented external biannual audits. External audits for the land operations were conducted in October 2003, and most of the corrective actions flowing from the audit were implemented. Outstanding corrective actions exist either because of capital requirements or because they overlap with other planned projects. The corrective actions required were defined and a strategy has been developed for their implementation.

External audits for the marine operations are scheduled for the second half of the 2005 calendar year.

Waste management

The group engaged Total SA Ltd to manage the company's fuel and lubricant provisioning system, inclusive of:

- Fuel supply and transport to all mines;
- Lubricant supply;
- Collection and disposal of used oils and oil contaminated filters and pipes;
- Upgrading of existing and provision of new handling facilities; and
- Registration of facilities and compilation of user manuals (Standard Practice Instructions) for safety, health and environmental control.

Hazardous waste that is produced by the group is in the form of oil filters, rags and batteries. Ferrosilicon, the heavy medium separation material used in the company's extraction plants, is an inert substance and poses no threat to the environment. General waste is disposed of in licensed general waste disposal sites.

Environmental approvals

The Environmental Management Programme (EMP) of the Niewejaarskraal Mine in the Prieska District was approved. An environmental implementation plan for this EMP was developed and implemented.

Upgrading of the marine EMPs, to bring them in line with the Mineral and Petroleum Resources Development Act of 2002, is under way in conjunction with the Department of Minerals and Energy (DME).

EMPs for reconnaissance and prospecting activities have been drafted for all identified new sites and submitted to the DME. Rehabilitation objectives stipulated in the EMPs are undertaken.

Overburden and mine process residue management

Satisfactory progress has been made this year with respect to backfilling of mined-out excavations, especially at Baken, Saxendrift and Niewejaarskraal, which is in line with the company's internal rehabilitation policy, which aims at total backfilling.

Total amount of rehabilitation undertaken during 2004-2005 is presented in the table below:

All land mining operations	Actual
Excavations backfilled (m^3)	12 107 777
Extent of area backfilled (ha)	55,2
Cost of rehabilitation backfilling (Rand)	51 098 964
Extent of area sloped (ha)	111,6
Cost of sloping (R)	12 271 772
Cost of other rehabilitation (ripping, removal of rubble, etc)	586 309
Total cost of rehabilitation	63 957 045

Mine closure

With the exception of the plant tailings dump, which is still being re-processed, rehabilitation at Hondeklip Bay was largely completed in accordance with the approved EMP. Re-vegetation of overburden dumps is ongoing.



Aiming to integrate **economic, social and environmental** concerns and opportunities **within decision-making forums** at all levels


THG
HEX

Health and safety throughout the group **remains a key focus area**

Occupational mine health and safety

Safety and Health Department

Health and safety throughout the group remains a key focus area in order to:

- Improve the occupational health, safety awareness and well-being of all employees;
- Enhance legal compliance; and
- Minimise or eliminate risk to the group.

Legal appointments

All legal appointments in accordance with the Mine Health and Safety Act are in place. Short-term contractors are contractually obliged to ensure that all appointments are in place and are monitored to ensure compliance.

Health and safety management system

A specialist consultant has been appointed to assist with the integration of elements of the ISM and NOSA health and safety systems in order to develop an effective, user-friendly, risk-based health and safety system. The new system will initially be implemented at Baken, Bloeddrif and Reuning, and then rolled out to other operations before the end of the calendar year. At Baken, a task team has been established to expedite the implementation of those sections of the NOSA health and safety system that address the top risks. The involvement of this elected group of safety representatives gives much-needed momentum to the process.

The foreman's logbook, which was recently successfully introduced, forms a cornerstone of the company's health and safety system and shifts responsibility for health and safety in the workplace down to the lowest levels.

A safety officer's logbook has also been introduced. This, together with a planned inspection roster, provides for regular and planned inspections by safety officers and structured remedial action by heads of departments. Furthermore, the recent introduction of logbooks for safety representatives has also contributed to structured and planned safety inspections and subsequent remedial actions.

Mine health and safety intervention

A 21-point health and safety intervention programme, introduced in mid-2003, was successful in creating awareness and ownership. It no doubt contributed to the improvement of the company's safety performance, as it elevated health and safety throughout the group to higher levels of relevance.

Risk assessments

Hazard Identification and Risk Assessment (HIRA) forms the basis of all standard operating procedures, which were drafted for the Baken and Saxendrift operations in 2003, and which are upgraded and amended as required. Task and workplace risk assessments are done on a daily basis and form a further cornerstone of the company's health and safety system.

Accident record and statistics

The group's accident rate calculations are based on the 200 000 man-hours worked norm, as per the NOSA formula. Frequency rates are calculated for the four categories, i.e. fatal injuries (FIFR), reportable injuries (RIFR), disabling injuries (DIFR) and minor injuries (MIFR), all expressed on a calendar-year basis.

The group has made remarkable progress in reducing its lost time incidents. The benchmark DIFR showed a significant improvement over that of the previous calendar year declining from 2,20 in calendar 2003 to 1,64 in 2004. This is an improvement of 25% (see table below). For 2005, year to date, the figure stands at 0,86.

Unfortunately the Nxodap (Reuning) operation, despite showing notable safety improvement at the time, suffered a fatal accident in September 2004, when two employees were killed in a road accident involving a haul truck.

DIFR comparison 2002 – 2004

Index	2002	% Change (Year on year)	2003	% Change (Year on year)	2004	2005 (Year to date)
Disabling injury frequency rate (DIFR) (Lost-time injury, 1 – 13 shifts lost)	**3,25**	(32)	**2,20**	(25)	**1,64**	0,86

Club 300 membership

In order to create further health and safety awareness and a competitive spirit at the operations, membership of a so-called Club 300 was introduced. Competition is active and all but two operations have achieved Club 100 membership, whereas more that 50% of all operations and sections have reached Club 300 membership.

Occupational hygiene

Occupational hygiene measures are used to determine the effect that the mining and extraction process may have on the health of employees as well as the impact thereof on the surrounding community. The diamond mining and recovery process is a relatively simple process, which does not use or produce hazardous chemicals or materials. The dust generated is inert and consists mainly of nuisance dust with very low levels of respirable dust of less than 5 microns in size.

Some of the stressors measured are dust by means of gravimetric sampling, noise as well as designating high noise zones, illumination to determine conformance to set standards and hazardous chemicals including the handling thereof. Occupational hygiene measurements are taken on a continuous basis throughout the group.

Occupational medicine

The appointed occupational medical practitioners and occupational hygienists work closely together to ensure the safety and health of all employees at the respective operations. Standard medical examinations consist of general medical checkups, audiometric screening for industrial deafness, chest x-rays for all employees as well as spinal x-rays for operators of heavy vehicles. Lung function efficiency is determined by means of spirometer tests and the eyes of all employees are tested regularly. In addition, all employees over fifty years of age undergo an ECG test. A large number of entry, annual and exit medicals were conducted throughout the group.

CORPORATE SOCIAL INVESTMENT

The group's corporate social investment activities focus on improving the quality of life of disadvantaged communities. The group is committed to community development, empowerment and sustainability, especially in the surrounding communities where our mining operations occur.

The group contributes specifically towards interventions relating to education, adult literacy, healthcare and arts and culture projects.

The Namaqualand Diamond Fund Trust, which comprises representatives of seven districts in the Namaqualand, was a beneficiary of R26 million during the reporting period and has received a total of R222 million from the group since it started operating.

Mining community and rural development

The group continues to develop infrastructural and social upliftment programmes for the communities residing in its areas of operation. Examples include the establishment of shops, a bakery, sewing classes, hydroponics farming, bus services for children, donations of buildings to a local school at Hondeklip Bay, recreational facilities, donation of R100 000 for specialist equipment at Alexander Bay Hospital, building of houses and numerous other community development projects.

THE SOUTH AFRICAN MINING CHARTER

The group is actively implementing various projects and processes in line with the requirements of the broad-based Socio-economic Empowerment Charter for the South African Mining Industry ("the mining charter").

Participative structures, including a transformation committee, are in place to ensure the implementation of the various pillars of the mining charter scorecard as reported below:

Human resources development

Every employee in the group is offered an opportunity for further development. Activities ranging from ABET to address functional literacy and numeracy to higher education qualifications to facilitate management development are catered for.

Employment equity

The group is well placed to meet its representation targets as stipulated in the mining charter. The employment equity status report is published in the review of operations on page 17.

The group is currently focused on the increased participation of women and differently-abled persons in the company.

Women make up 13% of the workforce, 11% of whom are in managerial positions.

Migrant labour

The group practices non-discrimination when dealing with migrant labour issues. Instances may occur in the future whereby necessary skills are not available locally and need to be sourced utilising migrant labour.

Mine community and rural development

Several examples of our commitment to the mining communities and rural development are noted below:

- An internet café at Baken supplies free internet services to the community at the mine. This service is used widely by community youth and school-going children.
- Two guesthouses at Baken and one in Reuning are operated by women from the local community. This initiative provides accommodation for mine visitors as well as tourists who visit the nearby Richtersveld National Park.
- At Baken and Reuning, small motor vehicle parts are supplied by a local black economic empowerment (BEE) company, thereby providing an essential service to the group as well as the local community.
- At Hondeklip Bay, the group has donated a building and land to the Department of Education for the benefit of the community. Hondeklip Bay schoolchildren are also transported from various towns to Hondeklip Bay on a monthly basis.

Small-scale mining

As part of the group's commitment to the development of SMMEs, small-scale miners have been given opportunities to mine in our areas.

The group recognises that greater ownership of mining industry assets by HDSAs is a means of encouraging and giving effect to the entry of HDSAs into the mining industry, thereby allowing the mining and mineral resources of South Africa to be of benefit to all South Africans. The Gariep joint venture was the first of such ventures and has proved to be self-sufficient.

Further examples of small-scale mining ventures entered into with empowerment and local community groups are as follows:

Saxendrift

Gariep makeshift joint venture

- 100% black owned
- 50% women ownership
- 17 jobs created

Bamboo Rock

- 50% black owned
- 54 jobs created

Zonkisizwe

- 100% black owned
- 10 jobs created

Baken

Gariep joint venture

- 100% black owned
- 28 jobs created

Housing and living conditions

Some employees have started occupying family units as part of the hostel conversion to family units programme. More employees will take occupancy as the programme unfolds.

In its quest to promote and facilitate home ownership, the group offers employees housing subsidies, guarantees, interest-free loans and/or allowances.

An independent contractor provides nutrition services for our employees at our operations. A monthly monitoring of quality and quantity of food is conducted.

Procurement

The group procurement management committee monitors the procurement process on an ongoing basis to ensure that the BEE spending targets are met.

The status report for BEE spend is reflected hereunder:


40
35
30
25
20
15
10
5
0
21%
25%
37%
35%
14%
15%
Services
Material
Capital
Actual
Target

Total spend with BEE vendors during the reporting period was R117 million, being 28% of total procurement spend.

Ownership and joint ventures

The group is committed to achieving 26% ownership by HDSAs within ten years. Mvelaphanda Holdings Limited ("Mvela"), an HDSA-controlled company, currently controls, via Mvelaphanda Resources Limited, approximately 20,6% of the group. Mvela intends acquiring further meaningful shareholding in the group to take its total shareholding to in excess of 26%. The group is listed on the JSE Securities Exchange South Africa and the Namibian Stock Exchange and many of its institutional and nominee account shareholders are HDSAs.

Beneficiation

The group, through its Section 59 Agreement with the South African Diamond Board, makes its total South African production available to the local industry. By utilising a tender sales system, we ensure that the second largest diamond production, by value, in South Africa is available to all potential purchasers rather than being sold to a select number of core clients.

The group also offers, on a regular basis, small-value tender sales at the Johannesburg Diamond Bourse to aid the local low-capital participants in the South African diamond manufacturing industry. In addition, we are actively pursuing a beneficiation strategy that seeks to satisfy the requirements of all key stakeholders.



The group, through its **Section 59 agreement** with the **South African Diamond Board,** makes its **total** South African **production available to the local industry**



Trans Hex management has **developed and put into place** appropriate **internal controls** that comply with the **Kimberley Process**

management's statement on the effectiveness of internal control within the rough diamond audit trail

INTRODUCTION

Trans Hex management has developed and put into place appropriate internal controls that comply with the Kimberley Process with regard to a "verifiable chain of warranties" for rough diamonds produced and sold.

Management's assertion below addresses internal control over those aspects of Trans Hex's diamond mining operations, as specified in the assessment criteria that follow, relating to the demonstration of a "verifiable chain of warranties".

MANAGEMENT'S ASSERTION

Trans Hex is responsible for maintaining internal control over those aspects of its diamond mining operations, as set forth in the assessment criteria that follow. Trans Hex has assessed its internal control over its diamond mining operations and has determined that, for the period 1 April 2004 to 31 March 2005, internal control provided reasonable assurance that the objectives set forth in the assessment criteria were met.

We assert that Trans Hex:

- has developed practices to ensure a "verifiable chain of warranties" as required by the Kimberley Process;
- complies with such practices; and
- maintains effective controls to provide reasonable assurance that:
  - all practices are consistently applied;
  - practices are monitored on a continuous basis to ensure compliance;
  - physical access to rough diamonds is limited to authorised personnel only;
  - rough diamonds produced and sold are recorded completely and accurately; and
  - the region of origin of rough diamonds can be accurately established.

ASSESSMENT CRITERIA

1. Trans Hex's policies regarding the rough diamond audit trail include, but are not limited to, the following items:
   - Access controls with regard to all phases of production and sale of rough diamonds;
   - Weighing and recording of rough diamonds throughout production and sale;
   - Recording of rough diamonds in the diamond register; and
   - Management monitoring of production and sale of rough diamonds.

2. Trans Hex discloses its "verifiable chain of warranties" for all rough diamonds marketed and sold locally, or exported, as part of its sales process.

3. Trans Hex maintains physical access controls over its diamond mining operations during the following phases:
   - Primary extraction of diamond bearing ore;
   - Transport of diamond bearing ore to processing facilities;
   - Processing of diamond bearing ore and extraction of rough diamonds;
   - Classification and sorting of rough diamonds; and
   - Transport of rough diamonds.

4. Trans Hex maintains controls over the weighing and recording of rough diamonds throughout the following phases:
   - Initial entry at diamond mining facilities;
   - Before and after each phase of the rough diamond handling activities; and
   - Before and after the physical transport of rough diamonds.

5. Trans Hex maintains a detailed diamond register that tracks the movement of rough diamonds throughout the following phases:
   - Initial entry at diamond mining facility;
   - Movement of rough diamonds between facilities; and
   - Sale of rough diamonds.

6. Trans Hex management monitors the following:
   - Compliance with Trans Hex policies regarding the production and sale of rough diamonds;
   - Reported breaches of security procedures and other control practices;
   - Discrepancies and differences in the weight of rough diamonds throughout all phases; and
   - Analytical review of rough diamond yields by mining facility.

non-financial verification opinion report

To the management of Trans Hex Group Limited

Independent accountant's report on the rough diamond audit trail:

We have examined management's assertions for the period 1 April 2004 to 31 March 2005. Trans Hex Group Limited:

- disclosed its rough diamond audit trail control practices;
- complied with such practices; and
- maintained effective controls to provide reasonable assurance that it exclusively marketed and sold diamonds produced from South African mining operations in conformity with its rough diamond audit trail control practices.

These practices, disclosures, compliance and controls are the responsibility of Trans Hex Group Limited's management. Our responsibility is to express an opinion based on our examination. This examination was limited to the South African production and mining operations of Trans Hex Group Limited.

Our examination was conducted in accordance with guidance provided by the attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of Trans Hex Group Limited's disclosed practices and the related controls over the rough diamond audit trail, testing compliance with the disclosed practices, testing and evaluating the operating effectiveness of the controls and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Trans Hex Group Limited's management assertion referred to above is fairly stated, in all material respects, based on the assessment criteria defined within the assertion.

Because of inherent limitations in controls, error or fraud may occur and not be detected. Furthermore, the projection of any conclusions, based on our findings, to future periods is subject to the risk that changes made to the system or controls, changes in processing requirements, changes required because of the passage of time, or the degree of compliance with the policies or procedures, may alter the validity of such conclusions.

The PricewaterhouseCoopers Custom Online Assurance (COLA) rough diamond audit trail seal on the Trans Hex Group Limited website constitutes a symbolic representation of the contents of this report and it is not intended, nor should it be construed, to update this report or provide any additional assurance.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors SA

31 March 2005
Cape Town



Trans Hex discloses its **"verifiable chain of warranties"** for all rough diamonds **marketed and sold**


2005
Salaries, wages and other benefits net of PAYE and SITE (34,5)
Government (20,4)
Community (4,4)
Providers of capital (13,0)
Reinvested in the group (27,7)


2004
Salaries, wages and other benefits net of PAYE and SITE (25,5)
Government (21,3)
Community (4,6)
Providers of capital (11,7)
Reinvested in the group (36,9)

value added statement

	notes	%	consolidated 2005 R'000	%	2004 R'000
Value added					
Net sales revenue	1		**1 014 798**		1 079 734
Less: Purchase of goods and services needed to operate the mines			**(435 016)**		(417 833)
Value added by operations		**98,7**	**579 782**	98,9	661 901
Interest received	4	**1,3**	**7 545**	1,1	7 129
		100,0	**587 327**	100,0	669 030
Value distributed					
Salaries, wages and other benefits net of PAYE and SITE		**34,5**	**202 726**	25,5	170 370
Salaries, wages and other benefits	5		**233 033**		191 662
PAYE and SITE			**(30 307)**		(21 292)
Government		**20,4**	**119 547**	21,3	142 628
South African normal and deferred taxation	7		**68 387**		99 759
Foreign and withholding taxation	7		**2 123**		3 309
Other diamond royalties			**8 610**		8 812
South African indirect taxes			**40 427**		30 748
Community		**4,4**	**26 034**	4,6	30 866
Royalties: Namaqualand Diamond Fund Trust			**26 034**		30 866
Providers of capital		**13,0**	**76 592**	11,7	78 170
Financing costs	4		**11 916**		19 460
Dividends			**64 676**		58 710
Total value distributed			**424 899**		422 034
Reinvested in the group		**27,7**	**162 428**	36,9	246 996
Depreciation	9		**135 592**		114 418
Retained income			**26 836**		132 578
		100,0	**587 327**	100,0	669 030



contents to the annual financial statements

report of the independent auditors

We have audited the annual financial statements and group annual financial statements of Trans Hex Group Limited and its subsidiaries set out on pages 38 to 70 for the year ended 31 March 2005. These annual financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these annual financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion the financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2005 and changes in equity, the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the South African Companies Act, 1973.



PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Stellenbosch
30 May 2005

approval of annual financial statements

In approving the annual financial statements the directors hereby confirm:

1. The directors are responsible for the preparation, integrity and fair presentation of the annual financial statements of Trans Hex Group Limited and its subsidiaries. The auditors are responsible for auditing and reporting on whether the financial statements are fairly presented. Their report appears on page 36.

2. The annual financial statements presented on pages 38 to 70 have been prepared in accordance with International Financial Reporting Standards. They conform with and adhere to applicable accounting standards and are presented applying accounting policies supported by reasonable and prudent judgements and estimates made by management, which have been consistently applied.

3. Adequate accounting records and an effective system of internal controls and risk management have been maintained during the entire accounting period.

4. The directors have reviewed the additional information included in the annual report and they are responsible for both its accuracy and its consistency with the annual financial statements.

5. The going concern basis has been adopted in preparing the annual financial statements. The directors have no reason to believe that the group, or any company within the group, will not be going concerns in the foreseeable future based on forecast and available cash resources. These financial statements support the viability of the company and the group.

6. The annual financial statements have been audited by the independent auditors, PricewaterhouseCoopers Inc., who were given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during their audit are valid and appropriate. The audit report of PricewaterhouseCoopers Inc. is presented on the opposite page.

7. A corporate governance report appears on pages 22 to 25 and includes confirmation that the King II Code has been adhered to in all material respects.

The annual financial statements were approved by the board of directors on 30 May 2005 and are signed on its behalf by:



Tokyo Sexwale
Chairman



Llewellyn Delport
Managing director

certificate by the company secretary

I, George John Zacharias, being the company secretary of Trans Hex Group Limited, hereby certify in terms of the Companies Act that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.



George Zacharias
Company secretary

Parow
30 May 2005

report of the board of directors

We take pleasure in reporting on the activities and financial results of the group for the year under review.

NATURE OF ACTIVITIES

Trans Hex is an integrated, international company engaged directly and through joint-venture agreements with others in the exploration for, and mining and marketing of, high-quality diamonds from land and marine deposits.

OPERATING RESULTS

Year ended 31 March:	2005	2004
Attributable income (R'000)	**91 512**	191 288
– Basic earnings per share (cents)	**103,1**	220,5
– Diluted earnings per share (cents)	**96,1**	193,4
Headline income (R'000)	**85 406**	192 551
– Headline earnings per share (cents)	**96,2**	222,0
Dividends (R'000)	**35 608**	64 411
– Interim dividend per share (cents)	**20,0**	20,0
– Final dividend per share (cents)	**20,0**	53,0

SPECIAL RESOLUTIONS PASSED

No special resolutions in the group or any subsidiary company have been passed since the previous report of the board of directors.

CORPORATE ACTIVITIES

Tirisano mine

As previously announced, Mvelaphanda Exploration (Pty) Limited (Mvela Exploration), jointly owned by Trans Hex and Mvelaphanda Resources Limited, has concluded an option agreement with Etruscan Diamonds (Pty) Limited to fund the upgrading of the Tirisano mine near Ventersdorp so as to achieve plant throughput of 300 metric tons per hour. The phase one upgrading of the Tirisano plant was successfully completed in December 2004. A steady increase in throughput and utilisation is being achieved to a level of 81%, but grades in general were considerably lower than anticipated. The group has completed and complied with the contractual earn-in criteria and has accordingly acquired a 50% interest in the mine and surrounding property.

LITIGATION STATEMENT

As previously reported, Gemfarm Investments (Pty) Limited (Gemfarm) instituted legal proceedings in March 2004 in Namibia against the group alleging infringement of a patent relating to the alleged use by the group's marine mining vessels of a pebble jetting mining aid. In a related action, Gemfarm subsequently detained, by writ of attachment, the Mv Ivan Prinsep in Cape Town. The vessel was released upon the furnishing of security. Both actions are being defended and appropriate cost orders are being sought. The directors, upon the advice of senior legal counsel, believe that Gemfarm's claims are without substance. Subsequent to the institution of these claims, Gemfarm has been placed under provisional liquidation. The group continues to closely monitor the liquidation proceedings.

GROUP FINANCIAL REVIEW

Balance sheet

Shareholders' interest at book value on 31 March 2005 amounted to R1 101,0 million or R12,36 per share (2004: R1 077,7 million or R12,19 per share).

Income statement

The consolidated attributable income for the year ended 31 March 2005 amounted to R91,5 million or 103,1 cents per share (2004: R191,3 million or 220,5 cents per share).

Composition	2005 R'000	2004 R'000
Subsidiary companies		
Profits	**164 244**	233 993
Losses	**(65 353)**	(56 920)
Associated companies		
Share of net loss	**(5)**	(5)
Joint ventures		
Share of net (loss)/profit	**(14 718)**	7 833
The company		
Excluding intergroup dividends	**7 344**	6 387
	91 512	191 288

DIVIDENDS

The following dividends were declared for the year ended 31 March:

	2005 R'000	2004 R'000
Interim dividend No 48 of 20,0c per share paid in December 2004 (2004: 20,0c)	**17 789**	17 546
Final dividend No 49 of 20,0c per share payable in July 2005 (2004: 53,0c)	**17 819**	46 865
	35 608	64 411

Upon declaration, a secondary taxation of companies liability for R2,2 million (2004: R5,9 million) will arise. The directors of Trans Hex have resolved to declare a final dividend number 49 of 20 cents per share.

Declaration date	30 May 2005
Last day to trade (cum dividend)	1 July 2005
First date of trading (ex dividend)	4 July 2005
Record date	8 July 2005
Payment date	11 July 2005

Shareholders who have dematerialised their shares will have their accounts at their CSDP or broker credited on payment date. Where so mandated, dividends due to holders of certified securities will either be transferred electronically to such shareholders' bank accounts or, alternatively, cheques will be posted to their registered addresses.

Share certificates may not be dematerialised or rematerialised between Monday 27 June 2005 and Friday 1 July 2005, both days inclusive.

SUBSIDIARIES AND INVESTMENTS

Trans Hex's wholly owned Angolan registered subsidiary, Trans Hex Angola Ltda, acquired an 80% interest in WADU – Investimentos Mineiros SARL (WADU), an Angolan registered company, effective 1 October 2004, at an acquisition cost of US$12 million. WADU in turn, holds a 49% interest in Matikara Prestacao De Servicos SARL (Matikara). Matikara, together with various Angolan partners, holds exploration rights in three Angolan alluvial properties and has been granted Kimberlite exploration rights for one property.

report of the board of directors

On 28 October 2004, the group acquired the remaining 50% interest in Pioneer Minerals (Pty) Limited, which holds mining rights on the Viegulands Put and Remhoogte properties.

Details of subsidiaries, associated companies and other investments are set out in Annexure A.

DIRECTORS

The directors' profiles appear on page 8.

Directors' appointments and resignations (including alternate directors) during the period 1 April 2004 to date of this report are as follows:

Appointments

Llewellyn Delport – 1 July 2004
Clyde Johnson – alternate director to Tokyo Sexwale – 2 February 2005
Pine Pienaar – alternate director to Mark Willcox – 24 November 2004

Retirement

Altie Krige made application for medical retirement and accordingly resigned from the board, effective 16 May 2005. The board wishes to thank Altie Krige for his loyal and dedicated service during his 23 years of employment with the group.

In terms of the provision of the company's Articles of Association, one third of the directors retire annually. Directors appointed during the year retain office only until the next annual general meeting of the company. Accordingly Edwin Hertzog and Niel Hoogenhout retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

DIRECTORS' INTEREST

As at 31 March 2005 the directors were, directly and indirectly, the beneficial owners of 1,53% (2004: 1,36%) and non-beneficial owners of 0,08% (2004: 0,09%) of the issued share capital of the company. Indirect interests through listed public companies have not been taken into account. Since the end of the financial year and until the date of this report there were no material changes in the interests of the directors. The interests of individual directors in the issued capital of the company are reflected on page 74.

DIRECTORS' FEES

Your board recommends that non-executive directors' fees for services rendered during the past financial year be fixed at R614 000 (2004: R608 000).

SECRETARY

Mr GJ Zacharias was appointed as secretary with effect from 1 May 1999. The registered address of the company appears on the inside back cover.

AUDITORS

In terms of section 270(2) of the Companies Act (1973), PriceWaterhouseCoopers Inc. has been reappointed as auditors.



Tokyo Sexwale
Chairman



Llewellyn Delport
Managing director

Parow
30 May 2005

accounting policies

SIGNIFICANT ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, except for the revaluation of available-for-sale investments, and are consistent with those of the previous year. The annual financial statements incorporate the following accounting policies, which conform to International Financial Reporting Standards.

BASIS OF CONSOLIDATION

The consolidated annual financial statements include the results of Trans Hex Group Limited and all its subsidiaries, associated companies and joint ventures.

Subsidiaries

Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has power to exercise control over their operations. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary disposed of during an accounting period are included in the consolidated annual financial statements only to the date of disposal. All intergroup transactions are eliminated as part of the consolidation process.

Associated companies

Companies in which the group holds a long-term interest, and over whose financial and operating policies a significant influence can be exercised, are accounted for as associated companies according to the equity method. Associated companies are entities over which the group generally has between 20% and 50% of the voting rights but which it does not control.

Joint ventures

The group's interest in jointly controlled entities is accounted for by proportionate consolidation. The group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group's financial statements.

Excess above fair value of assets acquired

In the case of subsidiaries, associated companies or joint ventures in the mining industry, any excess or deficit of the purchase price, when compared to the fair value acquired, is attributed to mining assets and amortised in terms of the group's accounting policies. In the case of other subsidiaries, associated companies or joint ventures, any excess or deficit of the purchase price, when compared to the fair value acquired, is attributed to goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the group's investment in each country of operation by each primary reporting segment.

FOREIGN CURRENCY

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates of exchange, while revenues and expenses are translated at average rates of exchange. Differences arising on translation are taken directly to shareholders' equity. On disposal of such entities the translation differences that were deferred into equity are recognised in the income statement as part of the gain or loss on sales. For integrated foreign operations, monetary items are translated at the closing rates of exchange and non-monetary items are translated at the rates of exchange prevailing on the date of the transactions. Exchange differences are recognised in income. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

CASH AND SHORT-TERM INVESTMENTS

Cash and short-term investments include all highly liquid investments with maturity of six months or less at the date of purchase. The group minimises its credit risk by investing its cash and cash equivalents with major banks and financial institutions located principally in South Africa, Belgium and Angola. The group believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents.

accounting policies

INVENTORIES

Inventories, which include rough diamonds, are stated at the lower of cost-of-production on the weighted average basis or estimated net realisable value. Cost price includes direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less marketing costs. Consumable stores are stated at the lower of cost on the weighted average basis or estimated replacement value.

LOANS AND OTHER RECEIVABLES

Loans and other receivables are measured at amortised cost. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

INVESTMENTS

All investments are initially recognised at cost (transaction costs included). After initial recognition loans and receivables originated by the group are measured at amortised cost. Available-for-sale investments are measured at fair value, with adjustments to fair value on such investments reflected in equity as a revaluation reserve.

COMPULSORY CONVERTIBLE DEBENTURES

On issue of convertible debentures, the fair value of the conversion option is determined. This amount is recognised and presented separately in shareholders' equity. The group does not recognise any change in the value of this option in subsequent periods. The obligation to make future payments of principal and interest to debenture holders is calculated using a market interest rate for an equivalent non-convertible debenture and is carried as a long-term liability on the amortised cost basis until extinguished on conversion.

PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made.

Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

EXPLORATION COSTS

Exploration costs are expensed until such time as a favourable feasibility study is completed. Revenue earned from the discovery of diamonds during the exploration phase is included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against exploration expenditure and included in cost of sales.

MINE DEVELOPMENT COSTS

Mine development costs, relating to major programmes at existing mines, are capitalised. Development costs consist primarily of expenditure to expand the capacity of operating mines. Day-to-day mine development costs to maintain production are expensed as incurred. Following completion of a favourable feasibility study, initial development and pre-production costs relating to a new ore body, including interest on borrowed funds used to develop the ore body, are capitalised until the ore body is brought into commercial levels of production. At this time the costs are amortised as set out in the depreciation and amortisation policy. Revenues from discovery of diamonds during the mine development phase are included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against mine development costs and included in costs of sales.

DEFERRED STRIPPING COSTS

Where stripping costs have been incurred in excess of the expected pit life average stripping ratio, these costs are deferred and charged to production when the exposed reserves are mined. Deferred stripping costs are included in mine development costs.

DEPRECIATION AND AMORTISATION

All property, mining plant and equipment are initially recorded at cost. Depreciation and amortisation of alluvial mining properties, mine development costs and mine plant facilities are computed principally by the units-of-production method based on estimated quantities of proved and probable ore reserves. Proved and probable ore reserves reflect quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Such estimates are based on current and projected costs and prices. Earthmoving equipment is depreciated based on hours worked. Depreciation and amortisation of marine mining properties, mine development costs and mine plant facilities are computed over the estimated useful life of 20 years.

Other property, plant and equipment are depreciated principally on a straight-line basis over their estimated useful lives of three to 20 years. Property, plant and equipment awaiting installation on site are not depreciated until they are commissioned.

PROPERTY EVALUATION

Long-life assets of the group, including development costs and deferred stripping costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds the recoverable amount. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

In assessing the value in use, estimated future net cash flows from each mine are calculated using estimates of production, future sales prices (considering historical and current prices, price trends and related factors), production and rehabilitation costs plus capital.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is possible that changes could occur which may affect recoverability of the group's investments in mineral properties and other assets.

Undeveloped properties and mineral rights, upon which the group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original acquisition cost. If it is subsequently determined that significant mineralisation does not exist, the property will be written down to estimated net recoverable value at the time of such determination.

REHABILITATION COSTS

Rehabilitation costs and related accrued liabilities, based on the group's assessment of current environmental and regulatory requirements, are accrued to reflect the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly. Annual increases in the provision is split between finance costs relating to the change in the net present value of the provision, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred. Remediation liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are identified, probable and may be reasonably estimated.

The group's estimated future rehabilitation liability is funded by way of annual payments to the Trans Hex Rehabilitation Trust Fund. Assets of the Rehabilitation Trust Fund are included in investments. This fund was established with the approval of the South African Revenue Service. Interest earned on monies paid to the Rehabilitation Trust Fund is accrued on an annual basis. It is reasonably possible that the group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

PROVIDENT FUNDS

Provident funds, consisting of two defined contribution plans, are funded through monthly contributions and administered independently of the finances of the group by financial institutions. The group's contributions are charged against income in the year to which they relate. Both funds are governed by the South African Pension Funds Act of 1956, as amended.

accounting policies

POST-RETIREMENT MEDICAL BENEFITS

The present value of the liability of the group in respect of future contributions is determined annually by independent actuaries. The actuarial valuation method used is the projected unit credit method prescribed by the relevant accounting standard. Future benefits are projected using specified actuarial assumptions and the liability for in-service members is accrued over expected working lifetime.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives.

The future medical benefits for employees retiring after 1 April 1995 are funded on an actuarially determined basis uniformly over the service period of each active member. An actuarially determined amount will be contributed to a separate benefit fund over a period of 20 years as funding for this liability. In respect of service after 1 April 1995, annual contributions are made to the same benefit fund equal to the value of the liability arising in respect of that year. Employees joining the group after December 1998 are not entitled to these benefits.

SHARE OPTION SCHEME

Share options were granted to management and senior employees until the end of the 2004 financial year. Options were granted at the market price of the shares at the lowest average five consecutive trading day price for a 60-day period immediately prior to the offer date and are exercisable at that price. A portion of the options is deliverable, beginning two years from the date of grant and has a contractual option term of five years. When the options are delivered, the proceeds received net of any transaction costs are credited to share capital. The group does not make a charge to staff costs in connection with share options.

REVENUE RECOGNITION

Revenue comprises the invoiced value for the sale of goods and services, net of value added taxation. Product sales are recognised when risk and reward passes at the shipment or delivery point. Charter fees are recognised when the service has been rendered. Other revenue earned by the group is recognised on the following basis:
- Interest income – as it accrues, taking into account the effective yield of the asset, unless collectability is in doubt
- Dividend income – when the shareholder's right to receive payment is established, recognised on the last date of registration

SEGMENT REPORTING

Business segments are subject to risks and returns that are different from those of other business segments. Geographical segments are engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments.

INCOME TAXES

The group follows the liability method of accounting for income taxes, prior to taking State lease consideration into account, whereby deferred income taxes are recognised for the tax consequences of temporary differences. This translates into applying the currently enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate change enacted during the year. No provision is made for deferred State lease consideration since the rate, according to the applicable formula, is not determinable in advance. Deferred tax assets relating to unredeemed capital expenditure and calculated tax losses are only raised where there is reasonable certainty that they will be recovered.

EARNINGS PER SHARE

Basic earnings per share are computed by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year. The group's basic and diluted earnings per share differ as a result of share options granted to employees and the issue of compulsory convertible debentures.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments carried on the balance sheet include cash and bank balances, investments, loans, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial risk factors

The group's activities expose it to a variety of financial risks, including the effects of changes in equity market prices, foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts and options to hedge certain exposures.

(i) *Foreign exchange risk*

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars. Entities in the group use forward contracts to hedge their exposure to foreign currency risk. External foreign exchange contracts are designated at group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions. The group also hedges the foreign currency exposure of its contract commitments to purchase certain production equipment. The forward contracts used in its programme are consistent with the related purchase commitments.

(ii) *Interest rate risk*

The group's income and operating cash flows are substantially independent of changes in market interest rates. The group has no significant interest-bearing assets. The group sometimes borrows at variable rates.

(iii) *Credit risk*

The group has no significant concentration of credit risk. The group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement. The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25 on page 65.

Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale investments is based on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

income statements

for the year ended 31 March 2005

	notes	company 2005 R'000	company 2004 R'000	consolidated 2005 R'000	consolidated 2004 R'000
Sales revenue	1			**1 014 798**	1 079 734
Cost of sales				**784 262**	677 586
Stripping, mining and hauling	2			**372 314**	308 290
Recovery operation	3			**222 261**	169 732
Depreciation of mining assets	9			**135 592**	112 284
Royalties: Namaqualand Diamond Fund Trust				**26 034**	30 866
Selling and administration costs				**85 207**	51 294
Decrease/(increase) in inventories				**(57 146)**	5 120
Mining income				**230 536**	402 148
Other income		**137**	11	**–**	–
Net financial income/(expenses)	4	**77 372**	70 085	**6 882**	(50 729)
Exploration costs				**(67 306)**	(49 719)
Share of results of associated companies				**(5)**	(5)
Profit before taxation	5 & 6	**77 509**	70 096	**170 107**	301 695
Taxation	7	**5 489**	4 212	**78 595**	110 407
Attributable income		**72 020**	65 884	**91 512**	191 288

	notes	Cents 2005	Cents 2004
Earnings per share	8		
– Basic		**103,1**	220,5
– Diluted		**96,1**	193,4
– Headline		**96,2**	222,0
Dividends per share		**40,0**	73,0

balance sheets

at 31 March 2005

	notes	company 2005 R'000	company 2004 R'000	consolidated 2005 R'000	consolidated 2004 R'000
Assets					
Non-current assets		**376 124**	375 591	**1 235 958**	985 996
Property, plant and equipment	9	**–**	–	**934 186**	765 825
Goodwill	10	**–**	–	**37 096**	37 096
Investments	11	**361 773**	356 936	**250 325**	164 420
Deferred taxation	16	**14 351**	18 655	**14 351**	18 655
Current assets		**3 515**	2 960	**365 002**	521 064
Inventories	12	**–**	–	**168 508**	107 628
Accounts receivable	13	**1 579**	2 199	**88 620**	55 797
Cash and cash equivalents		**1 936**	761	**107 874**	357 639
Total assets		**379 639**	378 551	**1 600 960**	1 507 060
Equity and liabilities					
Capital and reserves		**327 009**	314 672	**1 101 033**	1 077 673
Stated capital	14	**200 119**	195 126	**200 119**	195 126
Translation reserves		**–**	–	**(57 111)**	(50 148)
Revaluation reserves		**–**	–	**(19 009)**	(17 503)
Equity portion of debentures		**68 291**	68 291	**68 291**	68 291
Accumulated profits		**58 599**	51 255	**908 743**	881 907
Non-current liabilities		**35 121**	49 555	**259 200**	228 629
Long-term liabilities	15	**35 055**	49 487	**35 055**	49 487
Deferred taxation	16	**66**	68	**197 142**	146 859
Provisions	17	**–**	–	**27 003**	32 283
Current liabilities		**17 509**	14 324	**240 727**	200 758
Trade and other payables	18	**2 803**	1 628	**173 998**	92 199
Taxation		**274**	–	**52 297**	95 863
Short-term portion of long-term liabilities	15	**14 432**	12 696	**14 432**	12 696
Total equity and liabilities		**379 639**	378 551	**1 600 960**	1 507 060

statements of changes in equity

for the year ended 31 March 2005

	Share capital (Note 14) R'000	Translation reserves R'000	Revaluation reserves R'000	Equity portion of debentures R'000	Accu-mulated profits R'000	Total R'000
Group						
Balance at 31 March 2003	174 370	(8 403)	(21 817)	68 291	749 329	961 770
Net profit attributable to ordinary shareholders					191 288	191 288
Dividends paid					(58 710)	(58 710)
Translation differences on foreign subsidiaries		(41 745)				(41 745)
Fair value adjustment on available-for-sale financial assets			4 314			4 314
Issue of share capital	20 756					20 756
Balance at 31 March 2004	195 126	(50 148)	(17 503)	68 291	881 907	1 077 673
Net profit attributable to ordinary shareholders					**91 512**	**91 512**
Dividends paid					**(64 676)**	**(64 676)**
Translation differences on foreign subsidiaries		**(6 963)**				**(6 963)**
Fair value adjustment on available-for-sale financial assets			**(1 506)**			**(1 506)**
Issue of share capital	**4 993**					**4 993**
Balance at 31 March 2005	**200 119**	**(57 111)**	**(19 009)**	**68 291**	**908 743**	**1 101 033**
Company						
Balance at 31 March 2003	174 370	–	–	68 291	44 081	286 742
Net profit attributable to ordinary shareholders					65 884	65 884
Dividends paid					(58 710)	(58 710)
Issue of share capital	20 756					20 756
Balance at 31 March 2004	195 126	–	–	68 291	51 255	314 672
Net profit attributable to ordinary shareholders					**72 020**	**72 020**
Dividends paid					**(64 676)**	**(64 676)**
Issue of share capital	**4 993**					**4 993**
Balance at 31 March 2005	**200 119**	**–**	**–**	**68 291**	**58 599**	**327 009**

cash flow statements

for the year ended 31 March 2005

	notes	company 2005 R'000	company 2004 R'000	consolidated 2005 R'000	consolidated 2004 R'000
Cash received from customers		**2 900**	1 510	**1 003 617**	1 086 800
Cash paid to suppliers and employees		**(968)**	(882)	**(744 215)**	(678 407)
Cash generated by activities	19	**1 932**	628	**259 402**	408 393
Investment income		**64 676**	58 710	**–**	–
Net interest received/(paid)		**12 696**	11 375	**(4 371)**	(12 331)
Taxation paid	20	**(913)**	(793)	**(131 959)**	(109 653)
Cash available from activities		**78 391**	69 920	**123 072**	286 409
Dividend paid		**(64 676)**	(58 710)	**(64 676)**	(58 710)
Cash generated from operations		**13 715**	11 210	**58 396**	227 699
Cash effects of investment activities		**–**	135	**(300 458)**	(218 480)
Proceeds from disposal of property, plant and equipment		**–**	–	**5 192**	3 761
Replacement of property, plant and equipment		**–**	–	**(20 906)**	(10 100)
Addition to property, plant and equipment	21	**–**	–	**(119 100)**	(70 889)
Subsidiaries acquired	22	**–**	–	**(79 323)**	–
Loan to Angolan joint ventures		**–**	–	**(63 771)**	(103 038)
Investment in Tirisano mine		**–**	–	**(21 010)**	–
Funding to Trans Hex Rehabilitation Trust Fund		**–**	–	**(1 540)**	(3 093)
Loan to Trans Hex Group Trust		**–**	135	**–**	135
Acquisition of profit-sharing rights		**–**	–	**–**	(35 256)
Cash effects of financing activities		**(12 540)**	(11 381)	**(7 703)**	9 587
Cash received on issue of shares		**4 993**	20 756	**4 993**	20 756
Long-term liabilities		**(12 696)**	(11 169)	**(12 696)**	(11 169)
Loans to subsidiary companies		**(4 837)**	(20 968)	**–**	–
Net increase/(decrease) in cash and cash equivalents		**1 175**	(36)	**(249 765)**	18 806
Cash and cash equivalents at beginning of year		**761**	797	**357 639**	338 833
Cash and cash equivalents at end of year	23	**1 936**	761	**107 874**	357 639

	consolidated	
	2005	2004
	R'000	R'000
1. Sales revenue		
Sales revenue consisting of the net rand value of sales, after elimination of intergroup transactions and excluding investment income, amounts to:		
Diamonds – Mining	**1 010 776**	1 032 777
– Exploration	**3 770**	8 817
Charter fees	**252**	38 140
	1 014 798	1 079 734
2. Stripping, mining and hauling		
Stripping, mining and hauling costs exclude depreciation and consist mainly of the following principal categories:		
Labour	**98 953**	79 673
Maintenance and materials	**138 148**	133 291
Other mining costs	**135 213**	95 326
	372 314	308 290
3. Recovery operation		
Recovery operation costs exclude depreciation and consist mainly of the following principal categories:		
Labour	**81 224**	65 811
Maintenance and materials	**72 752**	63 312
Other mining costs	**68 285**	40 609
	222 261	169 732

	company		consolidated	
	2005	2004	**2005**	2004
	R'000	R'000	**R'000**	R'000
4. Net financial income/(expenses)				
Net financial income/(expenses) consists mainly of the following principal categories:				
Dividend received	**64 676**	58 710	**–**	–
Interest received	**20 520**	20 782	**7 545**	7 129
Interest paid	**(7 824)**	(9 407)	**(11 916)**	(19 460)
Net foreign exchange losses	**–**	–	**(524)**	(75 021)
Fair value gains on forward contracts	**–**	–	**840**	19 620
Fair value gain on foreign exchange options	**–**	–	**7 001**	14 338
Rehabilitation provision – unwinding of discount	**–**	–	**3 936**	2 665
	77 372	70 085	**6 882**	(50 729)

	company		consolidated	
	2005 R'000	2004 R'000	**2005 R'000**	2004 R'000
5. Profit before taxation				
The following items have been charged in arriving at profit before taxation:				
Income				
Income from subsidiary companies:				
Administration fees	**2 900**	1 510	**–**	–
Profit on sale of property, plant and equipment	**–**	–	**1 485**	872
Expenses				
Auditors' remuneration:				
Audit	**33**	31	**1 684**	1 281
Taxation services	**–**	–	**382**	344
Other services	**–**	–	**154**	401
Amortisation of goodwill	**–**	–	**–**	2 135
Total staff costs	**–**	–	**233 033**	191 662
Staff costs				
Salaries and wages			**215 191**	175 852
Termination benefits			**2 494**	2 212
Company contributions to retirement benefits			**16 692**	14 465
Other post-retirement medical benefits (Note 17)			**(1 344)**	(867)
Total staff costs			**233 033**	191 662

6. Directors' remuneration – consolidated

The directors' remuneration for the year ended 31 March 2005 was as follows:

	2005			2004		
	Executive R'000	**Non-executive R'000**	**Total R'000**	Executive R'000	Non-executive R'000	Total R'000
Salaries and fees	**1 810**	**614**	**2 424**	2 086	608	2 694
Retirement contributions	**444**	**–**	**444**	513	–	513
Performance bonus	**634**	**–**	**634**	593	–	593
Termination benefits	**–**	**–**	**–**	627	–	627
Other benefits	**3 348**	**–**	**3 348**	17 362	2 431	19 793
	6 236	**614**	**6 850**	21 181	3 039	24 220
Less: Gain of share incentives			**(2 584)**			(18 697)
Total paid			**4 266**			5 523
Company			**614**			608
Subsidiaries			**3 652**			4 915

6. Directors' remuneration – consolidated *(continued)*

	Salaries and fees R'000	Retirement contributions R'000	Performance bonus R'000	Gain on share incentives R'000	Other† benefits R'000	2005 R'000	2004 R'000
Executives							
L Delport *	653	160	–	–	250	**1 063**	–
C Gardner **	–	–	–	–	–	**–**	6 611
AM Krige	570	142	321	–	302	**1 335**	3 485
AC Louw ***	–	–	–	–	–	**–**	9 876
MS Loubser	587	142	313	2 584	212	**3 838**	1 209
Subtotal	1 810	444	634	2 584	764	**6 236**	21 181
Non-executives							
TMG Sexwale	78	–	–	–	–	**78**	98
BR van Rooyen	138	–	–	–	–	**138**	109
WE Bührmann	99	–	–	–	–	**99**	93
E de la H Hertzog	75	–	–	–	–	**75**	88
DM Hoogenhout	50	–	–	–	–	**50**	2 493
CG Johnson	4	–	–	–	–	**4**	–
AR Martin	120	–	–	–	–	**120**	100
PC Pienaar	4	–	–	–	–	**4**	–
MJ Wilcox	46	–	–	–	–	**46**	58
Subtotal	614	–	–	–	–	**614**	3 039
Total	2 424	444	634	2 584	764	**6 850**	24 220

* *Since 1 July 2004*
** *Up to 2 January 2004*
*** *Up to 31 October 2003*
† *Other benefits comprises mainly of car allowances, but includes leave encashments, acting allowances and medical aid contributions.*

Altie Krige and Magda Loubser are the only directors whose service contracts contain predetermined compensation for termination of service. This exceeds one year's salary and benefits and is a condition to retain their expertise.

Directors and director-related entities
No transactions other than directors' emoluments disclosed in Note 6 were entered into during the year.

Share option transactions with directors and their director-related entities
The aggregate number of share options held by directors of the company and their director-related entities during the year is disclosed in Note 14. All issues were made on terms and conditions no more favourable than those offered to other option holders.

6. Directors' remuneration – consolidated *(continued)*

Remuneration philosophy

The remuneration committee establishes executive remuneration. The committee adopted a philosophy of remuneration for executives based on clearly defined individual goals, designed in such a manner as to complement each other to ensure corporate goals and shareholders' expectations are met. The practice of paying an annual bonus to the equivalent of one month's basic salary to executives was discontinued during the 2002 financial year.

	company		consolidated	
	2005 R'000	2004 R'000	**2005 R'000**	2004 R'000
7. Taxation				
7.1 Taxation per income statement				
Foreign taxation	**–**	–	**2 123**	3 309
RSA taxation				
Current	**1 187**	793	**78 185**	97 144
Current year	**537**	273	**79 489**	102 080
Under/(over)provision prior years	**650**	520	**(1 304)**	(4 936)
Secondary taxation on companies				
Current year	**–**	–	**8 085**	7 339
Deferred	**4 302**	3 419	**(9 798)**	2 615
Current year	**3 810**	3 419	**(3 984)**	(1 126)
Under/(over)provision prior year	**–**	–	**(11)**	3 741
Effect of tax rate change	**492**	–	**(5 803)**	–
	5 489	4 212	**78 595**	110 407

Taxation losses and unredeemed capital of certain subsidiaries at the end of the financial year available for utilisation against future taxable income of those companies are estimated at R193,8 million (2004: 114,3 million).

7.2 Reconciliation of effective tax rate with standard rate

	consolidated	
	2005 %	2004 %
Effective tax rate	**46,2**	36,6
Increase/(decrease) in rate as a result of:		
Income not subject to tax	**1,1**	0,5
Effect of tax rate change	**3,4**	–
Expenses not deductible for tax purposes	**(2,9)**	(1,2)
Secondary taxation on companies	**(4,8)**	(2,4)
Over/(under)provision prior years	**0,1**	0,4
Effect of different tax rates in other countries	**–**	(0,2)
Unrecognised tax losses	**(13,1)**	(3,7)
Standard rate	**30,0**	30,0

notes to the annual financial statements

for the year ended 31 March 2005

	consolidated 2005	2004
8. Earnings per share		
Basic earnings per share		
Attributable income to shareholders (R'000)	**91 512**	191 288
Weighted average number of ordinary shares in issue (thousands)	**88 767**	86 750
Basic earnings per share (cents)	**103,1**	220 5
Diluted earnings per share		
Attributable income to shareholders (R'000)	**91 512**	191 288
Adjusted for compulsory convertible debentures' interest (R'000)	**9 781**	9 936
Adjusted income for diluted earnings per share (R'000)	**101 293**	201 224
Weighted average number of ordinary shares in issue (thousands)	**88 767**	86 750
Adjusted for share options (thousands)	**586**	1 319
Compulsory convertible debentures (thousands)	**16 000**	16 000
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**105 353**	104 069
Diluted earnings per share (cents)	**96,1**	193,4
Headline earnings per share		
Attributable income to shareholders	**91 512**	191 288
Profit on sale of assets	**(1 485)**	(872)
Amortisation of/(negative) goodwill	**(4 621)**	2 135
Headline earnings	**85 406**	192 551
Headline earnings per share (cents)	**96,2**	222,0

9. Property, plant and equipment

	consolidated Cost R'000	Accumulated depreciation R'000	Net value R'000
2005			
Land and buildings	**97 044**	**37 032**	**60 012**
Mining rights	**315 553**	**78 292**	**237 261**
Mine development costs	**104 593**	**77 033**	**27 560**
Mining plant and equipment	**1 115 921**	**506 568**	**609 353**
	1 633 111	**698 925**	**934 186**
2004			
Land and buildings	83 121	32 909	50 212
Mining rights	161 108	68 263	92 845
Mine development costs	104 593	74 926	29 667
Mining plant and equipment	992 904	399 803	593 101
	1 341 726	575 901	765 825

9. Property, plant and equipment *(continued)*

Reconciliation of net value at the beginning and end of the year

	Transfer between classes R'000	Acquisition through business combination R'000	Additions R'000	Disposals R'000	Exchange rate differences R'000	Depreciation R'000	Movement for the year R'000
2005							
Land and buildings	**5**	**–**	**14 842**	**–**	**(35)**	**(5 012)**	**9 800**
Mining rights	**–**	**155 556**	**–**	**–**	**(1 110)**	**(10 030)**	**144 416**
Mine development costs	**–**	**–**	**–**	**–**	**–**	**(2 107)**	**(2 107)**
Mining plant and equipment	**(5)**	**17 277**	**125 164**	**(3 707)**	**(4 034)**	**(118 443)**	**16 252**
	–	**172 833**	**140 006**	**(3 707)**	**(5 179)**	**(135 592)**	**168 361**
2004	–	–	82 444	(2 889)	(17 860)	(112 284)	(50 589)

Fixed buildings and water supply equipment erected on leasehold mining property with a book value of R12 267 000 (2004: R14 119 000) will, on termination of the mining rights, become the property of the respective transitional council without payment of compensation.

The registers containing details of land and buildings are available for inspection by members or their authorised representatives at the registered offices of the companies owning the relevant properties.

10. Goodwill

	consolidated	
	2005 R'000	2004 R'000
At 31 March		
Cost	**37 096**	39 231
Accumulated amortisation	**–**	(2 135)
	37 096	37 096
Reconciliation of net book value		
Opening net book amount	**37 096**	3 975
Acquisition of profit-sharing rights	**–**	35 256
Amortisation charge	**–**	(2 135)
Closing net book value	**37 096**	37 096

10. Goodwill – consolidated *(continued)*

Impairment tests for goodwill

Goodwill, which relates primarily to Angolan operations, is allocated across the group's cash-generating units in Angola.

The recoverable amount of a cash-generating unit is determined based on fair values. These calculations use cash flow projections based on financial budgets approved by management covering the period for mine life. The volume of proved and probable diamond reserves determines the mine life.

Key assumptions used for fair values:

Projected carat price	US$200 – US$300 per carat
Mine life	3 – 5 years
Discount rate	15%

Management determined the projected carat price based on the prices obtained during the exploration period. The mine life has been determined based on the proved and probable reserves in conjunction with plant capacity. The discount rates are pre-tax and reflect specific risks relating to the Angolan operations.

Based on these assumptions, no impairment was considered necessary for any cash-generating unit.

	2005 R'000	2004 R'000
11. Investments (refer to Annexure A)		
11.1 Company		
Unlisted subsidiary companies:		
Shares at book value	**4 280**	4 280
Advances and loans	**357 493**	352 653
	361 773	356 933
11.2 Consolidated		
Long-term investments		
Investments in associates:		
Shares at book value	**–**	–
Equity adjustment	**177**	183
	177	183
Loans at book value	**(6)**	(5)
	171	178
Directors' valuation of unlisted investments (including loans)	**171**	178
11.3 Investments in joint ventures		
Loan to Angolan joint ventures	**203 717**	135 513

	2005 R'000	2004 R'000
11. Investments (refer to Annexure A) *(continued)*		
11.4 Investments in available-for-sale investments		
Listed investments at fair value		
Shares		
Diamond Fields International Ltd (7,4%)	**9 996**	11 502
Market value	**9 996**	11 502
11.5 Investment in Tirisano mine	**21 010**	–
Directors' valuation	**21 010**	–
11.6 Cash and cash equivalents		
Trans Hex Rehabilitation Trust Fund	**15 431**	17 227
Market value	**15 431**	17 227
Total long-term investments	**250 325**	164 420

	consolidated	
12. Inventories		
Diamonds	**138 849**	81 703
Consumables	**29 659**	25 925
	168 508	107 628

13. Accounts receivable

	company		consolidated	
	2005 R'000	2004 R'000	**2005 R'000**	2004 R'000
Trade receivables	**–**	–	**18 514**	22 308
Receivables from joint-venture partners	**–**	–	**38 577**	11 041
Forward foreign exchange option contracts	**–**	–	**–**	926
Prepayments	**–**	–	**1 307**	903
South African Revenue Service	**1 560**	2 178	**17 900**	13 366
Other receivables	**19**	21	**12 322**	7 253
	1 579	2 199	**88 620**	55 797

The company's historical experience in collection of accounts receivable does not indicate the need for any provision for any allowances. Due to these factors, the group believes that no additional credit risk is inherent in the company's trade receivables.

	2005 R'000	2004 R'000
14. Stated capital – company and consolidated		
Authorised		
300 000 000 ordinary shares of no par value		
Issued		
89 095 353 ordinary shares of no par value		
(2004: 88 424 946 ordinary shares of no par value)	**200 119**	195 126

The unissued shares were placed under the control of the board of directors until the forthcoming annual general meeting.

	2005	2004
Balance of number of shares taken up on 1 April	**4 320**	8 400
Employees	**3 440**	5 760
Directors	**880**	2 640
– AM Krige	**320**	960
– MS Loubser	**560**	1 680
Number of shares released during the year	**(4 320)**	(4 080)
Employees	**(3 440)**	(2 320)
Directors	**(880)**	(1 760)
– AM Krige	**(320)**	(640)
– MS Loubser	**(560)**	(1 120)
Balance of number of shares taken up on 31 March	**–**	4 320
Employees	**–**	3 440
Directors	**–**	880
– AM Krige	**–**	320
– MS Loubser	**–**	560
Indebtedness by employees in terms of the scheme (R'000)	**–**	30
Employees	**–**	24
Directors	**–**	6
– AM Krige	**–**	2
– MS Loubser	**–**	4

At 31 March 2005 there were no invitations not taken up. In terms of the Trust Deed, the number of shares subject to the scheme is limited to 5% of the number of issued shares.

14. Stated capital – company and consolidated *(continued)*

Share option scheme

During the year, share options were granted to eligible directors and employees. Outstanding options at 31 March were as follows:

	Number of options at beginning of year	Number of options issued during the year	Issue date	Issue price (c)	Expiry date	Number of options delivered during the year	Number of options outstanding
2005							
C Gardner	**196 066**	**–**				**–**	**196 066**
AM Krige	**96 600**	**–**				**–**	**96 600**
MS Loubser	**273 700**	**–**				**163 600**	**110 100**
Other employees	**1 917 663**	**17 400**				**777 092**	**1 157 971**
		17 400	**21 May 2004**	**2 286**	**21 May 2009**		
Total	**2 484 029**	**17 400**				**940 692**	**1 560 737**
2004							
DM Hoogenhout	113 266	–				113 266	–
C Gardner	588 200	–				392 134	196 066
AM Krige	212 867	–				116 267	96 600
AC Louw	451 000	–				451 000	–
MS Loubser	273 700	–				–	273 700
Other employees	3 463 191	569 000				2 114 528	1 917 663
		127 400	19 May 2003	1 557	19 May 2008		
		250 700	15 Aug 2003	1 864	15 Aug 2008		
		124 700	29 Oct 2003	2 203	29 Oct 2008		
		66 200	6 Nov 2003	2 496	6 Nov 2008		
Total	5 102 224	569 000				3 187 195	2 484 029

	Exercise price R	**2005 R'000**	2004 R'000
14. Stated capital *(continued)*			
Share options outstanding at the end of the year have the following terms:			
Expiry date – 31 March			
2004	7,23	**–**	417
2005	9,61	**625**	972
2006	12,74	**621**	702
2007	18,68	**198**	249
2008	18,96	**111**	144
2009	22,86	**6**	–
		1 561	2 484

15. Long-term liabilities

	company and consolidated	
	2005 R'000	2004 R'000
Compulsory convertible debentures		
Face value of compulsory convertible debentures issued on 5 March 2002	**152 000**	152 000
Equity conversion component	**(68 291)**	(68 291)
Liability component on initial recognition on 5 March 2002	**83 709**	83 709
Cumulative interest expense	**28 856**	21 032
Cumulative interest paid	**(63 078)**	(42 558)
	49 487	62 183
Short-term liability on 31 March	**14 432**	12 696
Long-term liability on 31 March	**35 055**	49 487

The group issued 16 million unsecured 13,5% participating compulsory convertible debentures on 5 March 2002. Interest is payable biannually in arrears. Each debenture will be compulsorily converted into one Trans Hex share on the sixth anniversary date of its issue. The debenture holder shall be entitled to request that all or any of the debentures be converted to Trans Hex shares, in the same ratio, at an earlier date.

	company		consolidated	
	2005 R'000	2004 R'000	**2005 R'000**	2004 R'000
16. Deferred taxation				
16.1 Deferred taxation liability				
At beginning of year	**68**	–	**146 859**	164 590
Credited to income statement	**(2)**	68	**(8 296)**	(736)
Change in tax rate	**–**	–	**(5 803)**	–
Acquisition of subsidiaries	**–**	–	**52 880**	–
Translation differences on foreign subsidiaries	**–**	–	**11 502**	(16 995)
	66	68	**197 142**	146 859
Comprised of:				
Capital allowances			**142 198**	155 565
Deferred liabilities	**66**	68	**(6 636)**	(9 685)
Mining rights			**77 274**	27 801
Foreign subsidiaries			**(15 694)**	(26 822)
	66	68	**197 142**	146 859

	company and consolidated	
16.2 Deferred taxation asset		
At beginning of year	**18 655**	22 006
Charged to income statement	**(3 809)**	(3 351)
Change in tax rate	**(495)**	–
At end of year	**14 351**	18 655

	consolidated	
17. Provisions		
Provision for post-retirement medical benefits		
The amount recognised in the balance sheet was determined as follows:		
Present value of funded obligations	**9 004**	11 137
Fair value of plan assets	**(15)**	(804)
Provision in the balance sheet	**8 989**	10 333
The amounts recognised in the income statement were as follows:		
Current service cost	**161**	147
Interest cost	**1 189**	1 159
Inflation adjustments	**–**	(1 614)
Estimated employer benefit payments	**–**	(559)
Actuarial gain	**(2 694)**	–
	(1 344)	(867)

	consolidated 2005 R'000	consolidated 2004 R'000
17. Provisions *(continued)*		
Movement in the provision recognised in the balance sheet:		
At beginning of year	**10 333**	11 200
Total credit to income statement	**(1 344)**	(867)
At end of year	**8 989**	10 333

The provision is independently actuarially determined every third year, with independent forecasts for the years in-between. The last independent actuarially valuation was at the end of March 2005.

The following assumptions were used:	%	%
Discount rate	**8,5**	11,5
Future salary increases	**–**	8,0
Expected return on plan assets	**9,5**	11,5
Health care cost inflation	**6,5**	9,5

	R'000	R'000
Provision for rehabilitation liabilities		
At beginning of year	**21 950**	23 160
Capitalised as mining assets	**–**	1 455
Rehabilitation provision – unwinding of discount	**(3 936)**	(2 665)
At end of year	**18 014**	21 950

A provision is recognised for the restoration and rehabilitation of current mining activities based on current environmental and regulatory requirements.

Total provisions	**27 003**	32 283

	company 2005 R'000	company 2004 R'000	consolidated 2005 R'000	consolidated 2004 R'000
18. Trade and other payables				
Trade payables	**2 572**	641	**124 799**	56 613
Government royalties	**–**	–	**24 287**	18 038
Marine contractor fees payable	**–**	–	**9 244**	3 593
South African Revenue Service – other taxes	**231**	43	**1 213**	2 977
Other payables	**–**	944	**14 455**	10 978
	2 803	1 628	**173 998**	92 199

	company		consolidated	
	2005 R'000	2004 R'000	**2005 R'000**	2004 R'000
19. Reconciliation of net income before taxation with cash generated from operations				
Profit before taxation	**77 509**	70 096	**170 107**	301 695
Adjusted for:				
Depreciation	**–**	–	**135 592**	112 284
Amortisation of goodwill	**–**	–	**–**	2 135
Profit on sale of assets and investments	**–**	–	**(1 485)**	(872)
Exchange rate adjustments	**–**	–	**5 986**	15 772
Increase for post-retirement medical benefit	**–**	–	**(1 344)**	(867)
Increase in rehabilitation liabilities	**–**	–	**(3 936)**	(2 665)
Income from Trans Hex Rehabilitation Trust Fund	**–**	–	**3 336**	(1 175)
Investment income	**(64 676)**	(58 710)	**–**	–
Share of results of associated company	**–**	–	**5**	5
Net interest paid/(received)	**(12 696)**	(11 375)	**4 371**	12 331
Operating income before movements in working capital	**137**	11	**312 632**	438 643
Movement in working capital	**1 795**	617	**(53 230)**	(30 250)
Inventory	**–**	–	**(60 880)**	(988)
Accounts receivable	**620**	161	**(30 441)**	(15 002)
Accounts payable	**1 175**	456	**38 091**	(14 260)
Cash generated from operations	**1 932**	628	**259 402**	408 393
20. Reconciliation of taxation paid with amount disclosed in the income statement				
Amount unpaid at beginning of year	**–**	–	**95 863**	97 724
Amount per income statement	**1 187**	793	**88 393**	107 792
Amount unpaid at end of year	**(274)**	–	**(52 297)**	(95 863)
Amount paid	**913**	793	**131 959**	109 653
21. Additions to property, plant and equipment				
Earthmoving equipment			**3 334**	20 871
Plant extensions			**96 247**	30 470
Housing and personnel benefits			**14 285**	3 282
Operational buildings			**2 462**	5 223
Computer hardware and software			**1 081**	488
Transport vehicles			**840**	2 039
Mine development			**–**	5 519
Other			**851**	2 997
			119 100	70 889

22. Subsidiaries acquired

On 1 October 2004, the group acquired 80% of the share capital of WADU – Investimentos Mineiros SARL (WADU), which holds a 49% share in Matikara Prestacao De Servicos SARL (Matikara). Matikara holds exploration rights in three Angolan alluvial properties and has made applications for several kimberlite exploration rights in Angola. The effective interest of 39,2% of the acquired business contributed exploration expenses of R16,4 million for the period from 1 October 2004 to 31 March 2005.

On 28 October 2004, the group acquired the remaining 50% interest in Pioneer Minerals (Pty) Ltd, which holds mining rights on the Viegulands Put and Remhoogte properties.

	consolidated	
	2005 R'000	2004 R'000
Details of the net assets acquired are as follows:		
Mining plant and equipment	**17 277**	–
Mining rights	**155 556**	–
Deferred taxation	**(52 880)**	–
Cash and cash equivalents	**8 632**	–
Accounts receivable	**2 523**	–
Accounts payable	**(48 886)**	–
Net assets acquired	**82 222**	–
Purchase consideration:	**87 955**	–
Cash paid	**75 505**	–
Outstanding at year-end	**12 450**	–
Less: Cash acquired	**8 632**	–
Net cash flow	**79 323**	–

23. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and bank balances. The amounts in the cash flow statement correspond with those in the balance sheet.

	2005 %	2004 %
24. Joint ventures		
The group holds the following interest in joint ventures (South Africa, unless stated otherwise) which are engaged in alluvial diamond mining:		
Fucauma Association (Angola)	**32**	32
Luarica Association (Angola)	**35**	35
Mineracao Barra Grande Ltda (Brazil)	**56**	56
Northbank Diamonds Ltd (Namibia)	**50**	50
Trans Hex Gariep Venture	**50**	50

These investments are accounted for using the proportionate consolidation method. The following amounts represent the group's effective interest in the assets, liabilities, sales and results of the joint ventures:

	consolidated	
	2005 R'000	2004 R'000
Property, plant and equipment	**74 511**	35 787
Current assets	**28 578**	44 687
	103 089	80 474
Current liabilities	**20 099**	7 303
	20 099	7 303
Net assets	**82 990**	73 171
Sales	**87 031**	69 842
(Loss)/profit before taxation	**(12 011)**	12 368
Taxation	**(2 707)**	(4 535)
(Loss)/profit after taxation	**(14 718)**	7 833

25. Financial instruments and risk management

Financial instruments consist of investments and loans, cash resources, accounts receivable, accounts payable and long-term liabilities resulting from normal business transactions. Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of risk exists. Funds are only invested at banks with acceptable credit ratings.

Forward exchange contracts and forward exchange option contracts

From time to time the group enters into forward exchange contracts and forward exchange option contracts to preserve and enhance its revenue streams and to limit its exposure for capital purchases and other expenditure denominated in foreign currencies.

25. Financial instruments and risk management *(continued)*

Interest rate risk

The group's exposure to interest rate fluctuations is reflected in Note 16.

Fair values

The carrying amounts of financial assets and liabilities as described in the group accounting policies approximate fair values. The net fair values of derivative financial instruments at the balance sheet date were:

	consolidated	
	2005 R'000	2004 R'000
Forward exchange options (assets)	–	926

(2004: One currency option transaction of US$1 million was entered into for a period of ten weeks after year-end at a guaranteed minimum strike rate of R7,3650.)

26. Related-party transactions

Controlling entities

The company's major shareholder is Tegniese Mynbeleggings Bpk (a wholly owned subsidiary of Remgro Ltd), which holds 34% (2004: 34%) of the company's shares. Mvelaphanda Resources Ltd owns 6% (2004: 6%) and including the compulsory convertible debentures, effectively owns 24,6 (2004: 24,6%) in the company. The following transactions were carried out with controlling entities:

Management fee paid to Remgro Finance and Services Ltd (a fellow subsidiary of the company's major shareholder)	**1 791**	1 623
Management fee paid to Mvelaphanda Resources Ltd	**600**	600
	2 391	2 223

The management services were carried out on commercial terms and conditions.

The company issued compulsory convertible debentures to Mvelaphanda Resources Ltd, as disclosed in Note 15.

Related parties

Angolan joint ventures

The company owns a 35% interest in the Luarica Association and a 32% interest in the Fucauma Association through Trans Hex Angola Ltda ("THA"), a wholly owned subsidiary of the group.

During the year Trans Hex Operations (Pty) Ltd sold capital assets and consumables to the Luarica Association to the value of R1 899 000 (2004: R54 233 000), to the Fucauma Association to the value of R53 395 000 (2004: R24 075 000) and to THA to the value of R39 686 000 (2004: R35 873 000). These transactions were carried out on commercial terms and conditions.

26. Related party transactions *(continued)*

In terms of the Luarica and Fucauma joint-venture contracts, the group is obligated to provide the investment capital on loan account. At year-end the Luarica and Fucauma loan accounts to the company were R153 459 000 (2004: R171 979 000) and R105 587 000 (2004: R22 852 000) respectively and is currently interest-free.

Other joint ventures

Other related entities are as set out in Note 24.

27. Segment information

	RSA Land R'000	Angola R'000	Marine R'000	Unallocated R'000	Total R'000
2005					
Revenue	**816 033**	**74 770**	**123 995**	**–**	**1 014 798**
Operating income	**362 939**	**2 782**	**(2 415)**	**2 822**	**366 128**
Depreciation	**92 899**	**24 469**	**15 402**	**2 822**	**135 592**
Mining income	**270 040**	**(21 687)**	**(17 817)**	**–**	**230 536**
Net financial income	**–**	**–**	**–**	**6 882**	**6 882**
Exploration costs	**(11 747)**	**(52 152)**	**(3 407)**	**–**	**(67 306)**
Share of associates' results	**(5)**	**–**	**–**	**–**	**(5)**
Profit before taxation	**258 288**	**(73 839)**	**(21 224)**	**6 882**	**170 107**
Assets	**831 282**	**474 349**	**167 734**	**127 595**	**1 600 960**
Cash and cash equivalents	**–**	**–**	**–**	**107 874**	**107 874**
Liabilities	**280 118**	**107 799**	**10 226**	**101 784**	**499 927**
Capital expenditure	**34 396**	**100 212**	**579**	**4 819**	**140 006**
2004					
Revenue	903 188	63 732	112 814	–	1 079 734
Operating income	497 203	(8 181)	22 497	2 913	514 432
Depreciation	81 463	13 875	14 033	2 913	112 284
Mining income	415 740	(22 056)	8 464	–	402 148
Net financial expense	–	–	–	(50 729)	(50 729)
Exploration costs	(36 848)	(5 288)	(7 583)	–	(49 719)
Share of associates' results	(5)	–	–	–	(5)
Profit before taxation	378 887	(27 344)	881	(50 729)	301 695
Assets	1 086 043	247 153	156 914	16 950	1 507 060
Cash and cash equivalents	–	–	–	357 639	357 639
Liabilities	343 015	15 007	4 295	67 070	429 387
Capital expenditure	50 547	24 557	4 602	2 738	82 444

	2005 R'000	2004 R'000

28. Guarantees

The group guarantees:
- Staff housing loans amounting to R23 500 (2004: R65 800)
- Guarantees to third parties to R23 307 300 (2004: R1 245 900)

29. Capital commitments

	2005 R'000	2004 R'000
Incomplete contracts for capital expenditure	45 901	20 665
Capital expenditure authorised but not yet contracted for	8 472	100 161
	54 373	120 826

These commitments of the group will be financed from its own resources or borrowed funds.

30. Borrowing powers

In terms of the Articles of Association, the group has unlimited borrowing powers.

The group has undrawn borrowing facilities of R437 million (2004: R335 million) at floating rates and expire within one year. These facilities are subject to an annual review.

annexure A

investments

Name of company Incorporated in South Africa (unless stated otherwise)	Issued share capital		Effective interest		Held by the company			
					Shares		Loan	
	2005	2004	2005	2004	2005	2004	2005	2004
	R	R	%	%	R'000	R'000	R'000	R'000
Company								
Buffelsbank Diamante Ltd	**50**	50	**100**	100	**1 481**	1 481	**205 493**	200 656
Trans Hex Bemarking Ltd	**100**	100	**100**	100	**–**	–	**–**	–
Trans Hex Finansiering Ltd	**10**	10	**100**	100	**2 294**	2 294	**–**	–
Trans Hex Diamante Ltd	**4 000**	4 000	**100**	100	**505**	505	**–**	–
Trans Hex Operations (Pty) Ltd	**–**	–	**–**	–	**–**	–	**152 000**	152 000
					4 280	4 280	**357 493**	352 656
Group								
Benguela Concessions Ltd	**107 504 931**	107 504 931	**100**	100				
Benguela Exploration Company (Pty) Ltd	**500**	500	**49**	49				
Diamond Fields International Ltd – Canada (C$) (listed)	**51 588 000**	51 588 000	**7**	7				
Dokolwayo Diamond Mines (Pty) Ltd – Swaziland (E)	**15 008**	15 008	**50**	50				
Gem Diamond Mining Corporation Ltd	**94 444 138**	94 444 138	**100**	100				
Hoanib Diamonds (Pty) Ltd – Namibia (N$)	**1 000**	1 000	**90**	90				
K P Delwery (Edms) Bpk	**100**	100	**100**	100				
Luderitz Ocean Diamonds (Pty) Ltd – Namibia (N$)	**1**	1	**100**	100				
Marine West (Pty) Ltd	**1 355 000**	1 355 000	**100**	100				
Matikara Prestacao De Servicos SARL – Angola (Kwanza)	**100**	–	**49**	–				
Mineracao Barra Grande Limitada – Brazil (R$)	**1 000**	1 000	**56**	56				
Moonstone Diamonds (Namibia) (Pty) Ltd – Namibia (N$)	**4 000**	4 000	**100**	100				
Moonstone Diamonds (South Africa) (Pty) Ltd	**7**	7	**100**	100				
Mvelaphanda Exploration (Pty) Ltd	**12**	12	**50**	50				
Mvelaphanda Trade Solutions (Pty) Ltd	**100**	100	**100**	100				
Namex (Edms) Bpk	**120 900**	120 900	**100**	100				
Newdico (Pty) Ltd – Botswana (Pula)	**100**	100	**25**	25				
North Bay Mining (Pty) Ltd	**1 000**	1 000	**100**	100				
Northbank Diamonds Ltd – Namibia (N$)	**8**	8	**50**	50				
Ocean Diamond Mining 14C (Pty) Ltd	**100**	100	**100**	49				
Ocean Diamond Mining 6C (Pty) Ltd	**100**	100	**100**	49				
Oranje-Kunene Diamante Bpk	**57**	57	**100**	100				
Pioneer Minerals (Pty) Ltd	**148 640**	148 640	**100**	50				

annexure A

investments

Name of company Incorporated in South Africa (unless stated otherwise)	Issued share capital 2005 R	 2004 R	Effective interest 2005 %	 2004 %
See-Diamantkonsessie 2B (Edms) Bpk	**200**	200	**49**	49
Trans Hex Angola Ltda – Angola (Kwanza)	**50 000**	50 000	**100**	100
Trans Hex België N V – Belgium (Euro)	**1 250 000**	1 250 000	**100**	100
Trans Hex Brasil Limitada – Brazil (R$)	**3 568 601**	3 568 601	**100**	100
Trans Hex Marine (Namibia) (Pty) Ltd – Namibia (N$)	**100**	100	**100**	100
Trans Hex Mynbou Bpk	**500 000**	500 000	**100**	100
Trans Hex Namibia (Pty) Ltd – Namibia (N$)	**5**	5	**100**	100
Trans Hex Operations (Pty) Ltd	**12 768**	12 768	**100**	100
Trans Hex (Swaziland) (Pty) Ltd – Swaziland (E)	**3**	3	**100**	100
Trans Tropic Trading Incorporated – British Islands (US$)	**250 000**	250 000	**100**	100
Trans Hex UK Ltd – UK (Euro)	**1 000**	1 000	**100**	100
Trans Hex (Zimbabwe) Ltd – Zimbabwe (Z$)	**30 000**	30 000	**100**	100
WADU – Investimentos Mineiros SARL – Angola (Kwanza)	**100**	–	**80**	–

All the companies are unlisted unless stated otherwise.

shareholders' information

Trans Hex's ordinary shares are quoted on the JSE Securities Exchange South Africa (JSE) and the Namibian Stock Exchange (NSX). Share trading codes are TSX for the JSE and THX for the NSX.

Share trading

Monthly highs and lows for 2004/2005


2 900
2 700
2 500
2 300
2 100
1 900
1 700
1 500
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
High
Low

Monthly volumes traded for 2004/2005


3 500 000
3 000 000
2 500 000
2 000 000
1 500 000
1 000 000
500 000
0
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Volumes traded

shareholders' information

General statistics and ratios for 2004/2005

	2005	2004
Total number of shares in issue at year-end	**89 095 353**	88 424 946
Weighted average number of shares in issue	**88 767 000**	86 750 000
Total shares traded	**27 690 878**	26 915 473
Volume traded as a percentage of shares in issue (%)	**31,0**	30,4
Closing price as at 31 March (cents)	**1 750**	2 725
Volume weighted average annual price per share (cents)	**2 039**	2 461
Price earnings ratio as at 31 March	**9,95**	10,63
Earnings yield as at 31 March (%)	**10,05**	9,40
Dividend yield as at 31 March (%)	**4,17**	2,50
Market capitalisation at 31 March (Rm)	**1 559**	2 409
Headline earnings per share (cents)	**96,2**	222
Interim dividend (cents)	**20**	20
Final dividend (cents)	**20**	53
Headline return on average shareholders' equity (%)	**7,8**	18,9
Net asset value per share (cents)	**1 236**	1 219

Shareholder spread as at 31 March 2005

Category	**Number of shareholders**	**Number of shares**	**% of issued shares**
Holding company			
(Tegniese Mynbeleggings Bpk)	1	30 215 000	33,91
Individuals	2 452	5 000 387	5,61
Banks	63	5 340 980	5,99
Investment companies and corporate bodies	282	11 842 958	13,30
Pension and endowment funds	153	15 161 164	17,02
Mutual funds	95	14 473 451	16,24
Insurance companies	32	877 756	0,99
Nominee companies and trusts	373	6 103 157	6,85
Medical aid schemes	3	80 500	0,09
	3 454	89 095 353	100,00

Shareholding analysis as at 31 March 2005

Holdings	**Number of shareholders**	**%**	**Number of of shares**	**%**
1 – 5 000	2 924	84,66	2 766 388	3,10
5 001 – 10 000	188	5,44	1 423 629	1,60
10 001 – 100 000	252	7,30	7 923 880	8,89
100 001 – 500 000	67	1,94	15 053 820	16,90
500 001 – 1 000 000	13	0,38	10 165 751	11,41
Over 1 000 000	10	0,29	51 761 885	58,10
Total	3 454	100,00	89 095 353	100,00

Non-public/public shareholders

Pursuant to the JSE Listings Requirements and to the best knowledge of the directors, after reasonable enquiry, the spread of shareholders at 31 March 2005, appears below:



Public shareholders 57,88% (2004: 58,00%)
Tegniese Mynbeleggings Bpk 33,91% (2004: 34,10%)
Mvelaphanda Resources Limited 6,21% (2004: 6,20%)
Directors and associates 1,61% (2004: 1,40%)
Share Trust 0,40% (2004: 0,30%)

	2005 %	2004 %
Tegniese Mynbeleggings Bpk	**33,91**	34,10
Mvelaphanda Resources Limited	**6,21**	6,20
Share Trust	**0,40**	0,09
Directors and associates	**1,61**	1,40
Public shareholders	**57,88**	58,00

Shareholder spread (non-public/public shareholders)	**Number of shareholders**	**% of shareholders**	**Number of shares**	**% of total shares**
Public shareholding	3 445	99,68	51 565 918	57,88
Non-public shareholding	9	0,32	37 529 435	42,12
Directors (including subsidiary directors)	5	0,20	1 431 844	1,61
Share Purchase Scheme	1	0,03	352 328	0,40
Tegniese Mynbeleggings Bpk	1	0,03	30 215 000	33,91
Mvelaphanda Resources Limited	2	0,06	5 530 263	6,21

Major shareholders as at 31 March 2005

According to information available to the directors, shareholders beneficially holding (either directly or via nominee companies) in excess of 4% of the issued share capital, were as follows:

Shareholder	**Number of shares held**	**Percentage**
Tegniese Mynbeleggings Bpk	30 215 000	33,91
Sanlam Group (held on behalf of third-party funds)	5 563 477	6,24
Mvelaphanda Resources Limited	5 530 263	6,21
Public Investment Corporation	5 024 321	5,64
Rand Merchant Bank (held on behalf of third-party funds)	4 509 235	5,06
Investec Group (held on behalf of third-party funds)	3 915 381	4,39
Liberty Group	3 576 442	4,01
Namibian Government Institutions Pension Fund	3 564 930	4,00

shareholders' information

Interest of the directors in the issued capital of the company

	Direct		Indirect		
	Beneficial	**Non-beneficial**	**Beneficial**	**Non-beneficial**	**Total**
31 March 2005					
TMG Sexwale			**800 000**		**800 000**
WE Bührmann				**4 000**	**4 000**
E de la H Hertzog			**38 800**		**38 800**
DM Hoogenhout			**138 084**	**64 800**	**202 884**
AM Krige	**3 520**				**3 520**
MS Loubser	**182 640**				**182 640**
MJ Willcox			**200 000**		**200 000**
	186 160		**1 176 884**	**68 800**	**1 431 844**
31 March 2004					
TMG Sexwale			800 000		800 000
WE Bührmann				4 000	4 000
E de la H Hertzog			38 800	9 100	47 900
DM Hoogenhout			138 084	64 800	202 884
AM Krige	3 200		320		3 520
MS Loubser	18 480		560		19 040
MJ Willcox			200 000		200 000
	21 680		1 177 764	77 900	1 277 344

Trans Hex share price versus All Share Index (ALSI40)



2 900
2 700
2 500
2 300
2 100
1 900
1 700
1 500
14 000
13 500
13 000
12 500
12 000
11 500
11 000
10 500
10 000
9 500
1 Apr 04
5 May 04
2 Jun 04
1 Jul 04
29 Jul 04
27 Aug 04
27 Sep 04
25 Oct 04
22 Nov 04
21 Dec 04
19 Jan 05
16 Feb 05
16 Mar 05
Trans Hex
All Share Index

Important dates for shareholders

Financial year-end	31 March 2005
Annual general meeting	5 August 2005
Financial reports:	
– Half-year interim report	November
– Announcement of annual results	May
– Annual financial statements	June
Interim dividend	
– Declared	November
– Paid	January
Final dividend	
– Declared	May
– Paid	July

Conversion of share certificates into electronic format (STRATE)

Trans Hex moved into the JSE's electronic settlement environment (STRATE) during October 2001. Shareholders who have not as yet submitted share certificates to their appointed custodian bank or qualifying stockbroker (Central Securities Depository Participant or CSDP) for dematerialisation, are urged to do so. They, in turn, will ensure the certificates are recorded electronically, which will render the relevant share eligible for settlement in the STRATE environment. Should you require any further information, contact the company secretary or STRATE's Information Centre (contact details appear on the inside back cover).

Contact details and website

Shareholders or interested parties may contact the company secretary for general information concerning Trans Hex or visit our website at www.transhex.co.za.

Share transfers, dividend payments, change of address and similar queries should also be addressed to the company secretary or the company's transfer secretaries.

notice to shareholders

Notice is hereby given that the twenty-fifth annual general meeting of shareholders of Trans Hex Group Limited ("the company") will be held on Friday, 5 August 2005, at 15:30 at the company's registered office, 405 Voortrekker Road, Parow, for the following purposes:

1. To consider and adopt the annual financial statements for the year ended 31 March 2005.

2. To determine and approve directors' fees for the past financial year.

3. To elect the following retiring directors in accordance with the provisions of the company's Articles of Association and who, being eligible, offer themselves for re-election, namely:
   3.1 E De La H Hertzog
   3.2 DM Hoogenhout

Their profiles and abridged curriculum vitae appear on page 8.

4. To consider and, if deemed fit, to pass, with or without modifications, the following ordinary and special resolutions:

Ordinary resolution number one

Control of authorised but unissued shares

"Resolved that all the authorised but unissued ordinary shares in the capital of the company (other than the ordinary shares previously placed under the control of the directors of the company for the specific purpose of the company's share incentive scheme) be, and they are hereby placed, under the control of the directors of the company as a general authority to them to allot or issue the same at their discretion in terms of and subject to the provisions of sections 221 and 222 of the Companies Act, Act 61 of 1973, as amended, ("the Act") the Articles of Association of the company and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE")."

Ordinary resolution number two

Issue of shares for cash

"Resolved that, subject to:

- the passing of ordinary resolution number one above; and
- not less than 75% of those shareholders of the company present in person or by proxy and entitled to vote at the meeting at which this resolution is proposed, voting in favour of this resolution;
- the directors of the company are hereby authorised and empowered, by way of a general authority, to allot and issue for cash, without restriction, all or any of the authorised but unissued ordinary shares in the capital of the company placed under their control as they in their discretion may deem fit, subject to the Act, the Articles of Association of the company and the provisions of the JSE Listings Requirements, namely:
  - that this authority shall not extend beyond 15 months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;
  - *that the issue shall be to public shareholders as defined in paragraph 4.26 of the JSE Listings Requirements and not to related* parties;
  - that a paid press release, giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of ordinary shares issued prior to the issue;
  - that issues in the aggregate in any financial year, not exceed 15% of the number of ordinary shares of the company's issued share capital, including instruments that are convertible into ordinary shares. The number of ordinary shares that may be issued shall be based on the number of ordinary shares in issue at the date of such application less any ordinary shares issued during the current financial year, provided that any ordinary shares to be issued pursuant to a rights issue (announced and irrevocably and underwritten) or acquisition (concluded up to date of application) may be included as though they were shares in issue at the date of application;
  - the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
  - that, in determining the price at which an issue for shares will be made in terms of this authority, the maximum discount permitted be 10% of the weighted average traded price of the shares in question over the 30 business days prior to the date that the price of the issue is determined or agreed to by the company's directors.

Special resolution number one

General authority to repurchase issued shares

"Resolved that, as a general approval contemplated in sections 85(2) and 85(3) of the Act, the acquisitions by the company, and/or any subsidiary of the company, from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the Articles of Association of the company, the provisions of the Act and the JSE Listings Requirements, when applicable, and provided that:

- the repurchase of securities will be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;
- this general authority shall only be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;
- in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten per cent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the company;
- the acquisitions of ordinary shares in the aggregate in any one financial year do not exceed 20% (twenty per cent) of the company's issued ordinary share capital from the date of the grant of this general authority;
- the company and the group are in a position to repay their debt in the ordinary course of business for the following year;
- the consolidated assets of the company, being fairly valued in accordance with South African Generally Accepted Accounting Practice, are in excess of the consolidated liabilities of the company for the following year;
- the ordinary capital and reserves of the company and the group are adequate for the next twelve months;
- the available working capital is adequate to continue the operations of the company and the group in the following year;
- upon entering the market to proceed with the repurchase, the company's sponsor has confirmed the adequacy of the company working capital for the purposes of undertaking a repurchase of shares in writing to the JSE;
- after such repurchase the company will still comply with the JSE Listings Requirements concerning shareholder spread requirements;
- the company or its subsidiary are not repurchasing securities during a prohibited period as defined in the JSE Listings Requirements;
- when the company has cumulatively repurchased 3% of the initial number of the relevant class of securities, and for each 3% in aggregate of the initial number of that class acquired thereafter, an announcement will be made; and
- the company only appoints one agent to effect any repurchase(s) on its behalf."

Other disclosure in terms of the JSE Listings Requirements section 11.26

The JSE Listings Requirements require the following disclosure, some of which are elsewhere in the annual report of which this notice forms part as set out below:

- Directors and management – page 8;
- Major shareholders of the company – page 73;
- Litigation statement – page 38;
- Directors' interests in securities – pages 40 and 74; and
- Share capital of the company – page 72.

Directors' responsibility statement

The directors, whose names are given on page 8 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to this resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution contains all information required by law and the JSE Listings Requirements.

Material change: Section 11.26 (b) (iii) of the Listings Requirements of the JSE

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries since the date of signature of the audit report and the date of this notice.

The board has no immediate intention to use this authority to repurchase company shares. However, the board is of the opinion that this authority should be in place should it become appropriate to undertake a share repurchase in the future.

notice to shareholders

Reason for and effect of special resolution number one

The reason for and the effect of the special resolution are to grant the company's directors a general authority, up to and including the date of the following annual general meeting of the company, to approve the company's purchase of shares in itself, or of shares in its holding company, or to permit a subsidiary of the company to purchase shares in the company.

5. Transact such other business as may be transacted at an annual general meeting.

Voting and attendance at the general meeting

Members who have not dematerialised their shares or who have dematerialised their shares with own name registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member. Proxy forms should be forwarded to reach the registered office of the company by no later than 48 hours before the time fixed for the holding of the meeting excluding Saturdays, Sundays and public holidays.

On a show of hands, every member of the company present in person or represented by proxy shall have one vote only. On a poll, every member of the company shall have one vote for every share held in the company by such member.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with own name registration should contact their CSDP or broker, in the manner and time stipulated in their agreement:

- furnish them with their voting instructions; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the board



GJ Zacharias
Company secretary

Parow
24 May 2005

For completion by shareholders who have not dematerialised their shares or who have dematerialised their shares but with own name registration.


THG
TRANS HEX

Trans Hex Group Limited
("Trans Hex")
Share code: TSX ISIN: ZAE000018552

form of proxy

For use by shareholders, who have not dematerialised their shares or who have dematerialised their shares but with own name registration ("entitled shareholders"), at the general meeting to be held at 15:30 on Friday, 5 August 2005, at 405 Voortrekker Road, Parow.

Shareholders who have dematerialised their shares must inform their CSDP or broker of their intention to attend the annual general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person.

FORM OF PROXY FOR THE TWENTY-FIFTH ANNUAL GENERAL MEETING OF TRANS HEX GROUP LIMITED

I/We ______________________________ (name in block letters)

of ______________________________ (address)

being the holder(s) of ______________________________ ordinary shares

in the company, hereby appoint (see note 1) :

1. ______________________________

of ______________________________ or failing him

2. ______________________________

of ______________________________ or failing him

3. the chairman of the company, or failing him, the chairman of the annual general meeting

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the company to be held at 405 Voortrekker Road, Parow on Friday, 5 August 2005, at 15:30, or at any adjournment thereof.

I/We desire to vote as follows (see note 2) :

	For	Against	Abstain
Adoption of annual financial statements			
Approve directors' fees			
Election of directors:			
3.1 E de la H Hertzog			
3.2 DM Hoogenhout			
Ordinary resolution number one Control of authorised but unissued shares			
Ordinary resolution number two Issue of shares for cash			
Special resolution number one General authority to repurchase issued shares			

Signed at ______________________________ on ______________________________ 2005

Signature ______________________________

Assisted by me (where applicable) ______________________________

Please see notes overleaf

notes to the form of proxy

1. An entitled shareholder may insert the name of a proxy or the name of two alternative proxies of the entitled shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Entitled shareholders must insert an "X" in the relevant spaces according to how they wish their votes to be cast. However, if entitled shareholders wish to cast their votes in respect of a lesser number of shares than they own in Trans Hex they must insert the number of shares held in respect of which they wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the entitled shareholder's votes exercisable at the general meeting. An entitled shareholder or his/her proxy is not obliged to use all the votes exercisable by the entitled shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the entitled shareholder or by his/her proxy.

3. Forms of proxy must be received by the transfer secretaries by no later than 15:30 on Wednesday, 3 August 2005.

   In South Africa
   Computershare Investor Services 2004 (Proprietary) Limited
   10th Floor
   70 Marshall Street
   Johannesburg
   PO Box 61051
   Marshalltown
   2107

   In Namibia
   Transfer Secretaries (Proprietary) Limited
   Shop 11, Kaiserkrone Centre
   Post Mall Street
   Windhoek
   PO Box 2401
   Windhoek
   Namibia

4. Where there are joint holders of any shares, only that holder whose name appears first in the register in respect of such shares need sign this form of proxy.

5. The completion and lodging of this form of proxy will not preclude the relevant entitled shareholder from attending the general meeting and speaking and voting in person at the general meeting to the exclusion of any proxy appointed in terms of this form of proxy.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.

7. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Trans Hex.

9. The chairman of the general meeting may accept any form of proxy which is completed, other than in accordance with these notes, if the chairman is satisfied as to the manner in which the entitled shareholder wishes to vote.

administration

Company secretary
Trans Hex Group Limited
PO Box 723
Parow, Cape Town 7499
Telephone: +27 21 937 2011
Fax: +27 21 937 2100
georgez@transhex.co.za

Transfer secretaries
South Africa
Computershare Investor Services 2004 (Pty) Limited
PO Box 61051
Marshalltown 2107
Telephone: +27 11 370 7700
Fax: 27 11 836 6145

Namibia
Transfer Secretaries (Pty) Limited
PO Box 2401
Windhoek
Telephone: +264 61 22 7647
Fax: +264 61 24 8531

Appointed sponsor
(as per JSE Listings Requirements)
Rand Merchant Bank (a division of FirstRand Bank Limited)
PO Box 786273
Sandton
2146
Telephone: +27 11 282 5075
Fax: +27 21 11 282 8259

Sponsoring broker
Namibia
IJG Corporate Finance (Pty) Limited
11th Floor Sanlam Centre
Independence Avenue
PO Box 186
Windhoek
Namibia
Telephone: +264 61 23 8899
Fax: +264 61 23 8936

STRATE
Telephone: +27 11 520 7700
Info line: 0800 00 47 27
Fax: +27 11 520 8600
e-mail: ileaseg@jse.cp.za
website: www.STRATE.co.za

Trans Hex website
www.transhex.co.za

GRAPHICOR
32777







THG

TRANS HEX

Registered office
405 Voortrekker Road Parow 7500
PO Box 723 Parow 7499 Cape Town Republic of South Africa
Telephone +27 021 937 2000 Facsimile +27 021 937 2100
E-mail info@transhex.co.za www.transhex.co.za

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2005 JUL 12 P 12:4

TRANS HEX GROEP BEPERK
P O BOX 723
PAROW
7499

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

Opgawe van besonderhede soos op /
Return of Particulars as at 20 June 2005

Verklaring / Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, GEORGE JOHN ZACHARIAS
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed [signature]
Datum
Date 24 JUNE 2005

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	PIENAAR
2. Volle voorname/Full forenames	PETRUS CORNELIUS
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 6 4 0 5 0 5 5 0 7 4 0 0 8
5. (a) Datum van aanstelling/Date of appointment	24 November 2004
(b) Betiteling/Designation	Alternate Director (To: MR M J WILLCOX)
6. Woonadres/Residential address	5 BROOM MANOR JOHN STREET BRYANSTON 2021
7. Besigheidadres/Business address	1 ALBURY PARK MAGALIESZICHT AVENUE DUNKELD WEST 2196
8. Posadres/Postal address	P O BOX 413420 CRAIGHALL 2024
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	EXECUTIVE DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.	JOHNSON
2.	CLYDE GARTH
3.	
4. (Jaar Maand Dag / Year Month Day)	5912075788084
5. (a)	2 February 2005
(b)	Alternate Director (To: MR T M G SEXWALE
6.	10 A TENTH AVENUE PARKTOWN NORTH 2192
7.	1 A ALBURY PARK MAGALIESZICHT AVENUE DUNKELD WEST 2196
8.	P O BOX 413420 CRAIGHALL 2024
9.	South African
10.	ENGINEER
11.	Yes
12.	No Change

1.	BüHRMANN
2.	WILHELM EMIL
3.	
4. (Jaar Maand Dag / Year Month Day)	5504245131004
5. (a)	4 February 1994
(b)	Director
6.	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7.	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8.	P O BOX 456 STELLENBOSCH 7599
9.	South African
10.	GROUP INVESTMENT MANAGER
11.	Yes
12.	No Change

1.	HERTZOG
2.	EDWIN DE LA HARPE
3.	
4. (Jaar Maand Dag / Year Month Day)	4908205060007
5. (a)	1 June 1990
(b)	Director
6.	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.	P O BOX 456 STELLENBOSCH 7599
9.	South African
10.	BUSINESSMAN
11.	Yes
12.	No Change

1.	HOOGENHOUT
2.	DANIEL MARAIS
3.	
4. (Jaar Maand Dag / Year Month Day)	5311215091006
5. (a)	2 June 1988
(b)	Director
6.	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.	405 VOORTREKKER ROAD PAROW 7500
8.	P O BOX 723 PAROW 7499
9.	South African
10.	BUSINESSMAN
11.	Yes
12.	No Change

1.	MARTIN
2.	ALWYN REGINALD
3.	
4. (Jaar Maand Dag / Year Month Day)	3805095118013
5. (a)	20 November 1997
(b)	Director
6.	9 CEDAR ROAD NUWELAND 7700
7.	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.	South African
10.	MANAGING DIRECTOR
11.	Yes
12.	No Change

1.	SEXWALE
2.	TOKYO MOSIMA GABRIEL
3.	
4. (Jaar Maand Dag / Year Month Day)	5303055755089
5. (a)	29 February 2000
(b)	Director
6.	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.	P O BOX 3047 HOUGHTON 2041
9.	South African
10.	BUSINESSMAN
11.	Yes
12.	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1963/007579/06

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.: Jaar/Year Maand/Month Dag/Day	3 3 0 9 2 2 5 0 7 3 0 0 8
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	WILLCOX
2.:	MARK JOHN
3.:	
4.: Jaar/Year Maand/Month Dag/Day	7 0 0 1 0 8 5 0 2 2 0 8 6
5.: (a)	15 May 2000
(b)	Director
6.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name: PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment: 24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date: No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer / Dated: 20 June 2005

Naam van maatskappy / Name of company: TRANS HEX GROEP BEPERK

Datum ontvang / Date received

Posadres / Postal address: P O BOX 723 PAROW

7499

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

1963/007579/06

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1963/007579/06

LIST OF DIRECTORS CONTINUED.......

1.:	LOUBSER
2.:	MAGDALENA SUSANNA
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5 9 1 2 1 9 0 0 1 6 0 8 0
5.: (a)	23 November 2001
5.: (b)	Director
6.:	108 ODENDAAL STREET AURORA DURBANVILLE 7550
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	DELPORT
2.:	LLEWELLYN
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	6 2 0 4 0 4 5 2 0 5 0 8 7
5.: (a)	1 July 2004
5.: (b)	Director
6.:	57 MAHOGANY CRESCENT TYGERBERG HILLS 7530
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	KRIGE
2.:	ALWYN MERWE
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5 5 0 4 1 4 5 0 0 2 0 8 1
5.: (a)	27 May 2002
5.: (b)	Director
6.:	15 ROKEWOOD DIE BOORD STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : LAND DIVISION
11.:	Yes
12.:	Resigned - 16 May 2005